ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Date:	Tuesday, February 24, 2026

Place:	Suite 838 - 1100 Melville Street Vancouver, British Columbia

Time:	10:00 a.m. (Pacific time)

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CORPORATE DATA	Head Office 838 - 1100 Melville Street Vancouver, British Columbia Canada V6E 4A6

Directors and Officers
Frank Hallam, President, Chief Executive Officer & Director
Diana Walters, Chairperson & Director
John Copelyn, Director
Timothy Marlow, Director
Stuart Harshaw, Director
Mpho Makwana, Director
Gregory Blair, Chief Financial Officer
Kresimir (Kris) Begic, Vice-President Corporate Development
Vilma (Mimy) Fernandez-Maldonado, Corporate Secretary

Registrar and Transfer Agent Computershare Investor Services Inc. 3rd Floor - 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9

Legal Counsel Gowling WLG (Canada) LLP 2300 - 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5

Auditor PricewaterhouseCoopers LLP 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Stock Exchange Listings Toronto Stock Exchange ("TSX") Symbol: PTM NYSE American LLC ("NYSE American") Symbol: PLG

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PLATINUM GROUP METALS LTD.

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PLATINUM GROUP METALS LTD.

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PLATINUM GROUP METALS LTD.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the "Company" or "Platinum Group") has decided to use the notice and access model ("Notice and Access") provided for under recent amendments to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Tuesday, February 24, 2026 (the "Meeting"). Under Notice and Access, instead of receiving printed copies of the Company's management information circular (the "Information Circular"), financial statements for the financial year ended August 31, 2025 and management's discussion and analysis (collectively, the "Meeting Materials"), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs. This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Tuesday, February 24, 2026 ("Meeting Date") at 10:00 a.m. (Pacific time) at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended August 31, 2025 (with comparative statements relating to the preceding financial year) together with the report of the auditors thereon;

2. to elect the directors;

3. to appoint the auditors and to authorize the directors to fix their remuneration;

4. to approve an amendment to the Company's existing share compensation plan, as more particularly described in the accompanying Information Circular;

5. if the amendment to the Company's share compensation plan in the preceding item is not approved by the shareholders at the Meeting, to re-approve the Company's existing share compensation plan without any amendment, as required every three years by the Toronto Stock Exchange ("TSX"), as more particularly described in the accompanying Information Circular;

6. to consider, and if thought fit, pass an ordinary resolution to approve the Company's amended and restated deferred share unit plan, as more particularly described in the accompanying Information Circular; and

7. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca, or the Company's website at www.platinumgroupmetals.net/investor-relations/agm_2026/.

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PLATINUM GROUP METALS LTD.

Accompanying this notice are the Information Circular, a form of Proxy (the "Proxy") or voting information form ("VIF"), and a financial statement request form ("Request Form"). The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450. Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice and Access provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Mimy Fernandez-Maldonado, Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on Thursday, January 8, 2026, may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions. If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet:  Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail:  Complete the form of Proxy and return it in the envelope provided. If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving a duly completed and executed form of Proxy or submitting a proxy by telephone or over the internet is 10:00 a.m. (Pacific time) on Friday, February 20, 2026, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed meetings of the shareholders.

Beneficial Shareholders (as such term is defined in the Information Circular) may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form. You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 15th day of January, 2026.

BY ORDER OF THE BOARD

/s/ Frank Hallam

Frank Hallam

President, Chief Executive Officer & Director

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PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as of January 15, 2026 unless indicated otherwise)

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "Information Circular"). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

ANNUAL GENERAL MEETING DETAILS

Meeting Date	Location	Time

Tuesday, February 24, 2026	Suite 838 - 1100 Melville Street Vancouver, British Columbia	10:00 a.m. (Pacific time)

SHAREHOLDER VOTING MATTERS

Matter to be Voted on	Management's Recommendation	Reference Page

Election of Directors	FOR each nominee	Page 8

Appointment of Auditors	FOR	Page 13

Approval of Amendment to the Company's Share Compensation Plan	FOR	Page 13

Re-Approval of Company's Share Compensation Plan, if the amendment listed above is not approved	FOR	Page 15

Approval of the Company's Amended and Restated Deferred Share Unit Plan	FOR	Page 16

DIRECTOR NOMINEES

Shareholders will be asked to elect six directors to act as members of the board of directors of the Company (the "Board") until the next annual general meeting of shareholders unless an office is earlier vacated.

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PLATINUM GROUP METALS LTD.

The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 9 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Compen-sation	Governance and Nomination	Environmental, Health, Safety and Technical Advisory
FRANK R. HALLAM	Chief Executive Officer of the Company since 2021; previously Chief Financial Officer and Corporate Secretary of the Company; Chartered Accountant	2002	No
DIANA WALTERS (1)	Independent Director and Financial Consultant	2013	Yes		✓(2)	✓	✓
TIMOTHY MARLOW	Chartered Mining Engineer and Consultant	2011	Yes	✓	✓	✓(2)	✓
JOHN COPELYN	Chief Executive Officer, Hosken Consolidated Investments Limited	2018	Yes (3)
STUART HARSHAW	President and Chief Executive Officer, Nickel Creek Platinum Corp.	2019	Yes	✓(2)	✓		✓(2)
PAUL MPHO MAKWANA	Chairman, Epitome Investments (Pty) Ltd.	2022	Yes	✓		✓

Notes:

(1) Chair of the Board (non-executive).

(2) Chair of the relevant committee.

(3) Solely for purposes of service as a director within the rules and regulations of the NYSE American and under applicable securities laws.

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PLATINUM GROUP METALS LTD.

PART I - VOTING INFORMATION

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the "Company" or "Platinum Group") is providing this Information Circular in connection with the management's solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Tuesday, February 24, 2026 at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). Unless the context otherwise requires, references in this Information Circular to the Company include its subsidiaries.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the "Common Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with the Notice and Access provisions set out in NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form ("VIF") and a Request Form but not this Information Circular, directly to its registered shareholders ("Registered Shareholders") and its beneficial shareholders ("Beneficial Shareholders").

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports in United States dollars; however, all references in this Information Circular to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated. References to "US$" or "U.S. dollars" are used to indicate United States dollar values.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, "Management's Nominees"). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S OR COMPANY'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 10:00 a.m. (Pacific time) on Friday, February 20, 2026 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted. However, the deadline for the deposit of proxies may be waived by the Chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Jill Dunn) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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PLATINUM GROUP METALS LTD.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (e.g., by way of the internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares.

This Information Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute its proxy-related materials to the Registered and Beneficial Shareholders. In addition, the Company has not elected to pay to distribute its Meeting Materials to the OBOs and that in the case of an OBO, the OBO may not receive the materials unless the OBO's intermediary assumes the cost of delivery.

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PLATINUM GROUP METALS LTD.

The Beneficial Shareholders can expect to receive voting information by Broadridge, or their brokers or their broker's agents as set out above. The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

1. be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

2. where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management's Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value

Issued and Outstanding:	123,405,039 Common Shares as of January 8, 2026 (the "Record Date")

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder's name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

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PLATINUM GROUP METALS LTD.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company as of the Record Date:

Name	No. of Common Shares	Percentage
Hosken Consolidated Investments Limited ("HCI")	27,767,994 (1)	22.50%

Note:

(1) Based on information publicly available on HCI's SEDI profile as of the Record Date, HCI through its wholly owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 27,767,994 Common Shares.

PART II - BUSINESS OF THE MEETING

The Meeting will address the following matters:

1. Receiving the Company's audited consolidated financial statements for the financial year ended August 31, 2025, together with the auditor's report thereon.

2. Electing the directors who will serve until the next annual general meeting of shareholders.

3. Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the Board to set their remuneration.

4. Approving an amendment to the Company's share compensation plan, as more particularly described in this Information Circular.

5. If the amendment to the Company's share compensation plan listed above is not approved by the shareholders at the Meeting, re-approving the Company's existing share compensation plan without any amendment, as required every three years by the TSX.

6. To consider, and if thought fit, pass an ordinary resolution to approve the Company's amended and restated deferred share unit plan, as more particularly described in this Information Circular.

7. Any such other business as may properly be brought before the Meeting.

RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The Board has approved the audited consolidated financial statements of the Company and the auditor's report thereon for the financial year ended August 31, 2025, which will be presented at the Meeting.  No approval or other action needs to be taken at the Meeting in respect of these documents.

ELECTION OF DIRECTORS

The Board has determined the number of directors to be elected at the Meeting at six. The Board currently consists of six directors.

The term of office of each of the current directors will expire at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the "Act").

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PLATINUM GROUP METALS LTD.

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, later amended on February 18, 2015 (the "Majority Voting Policy"). The Majority Voting Policy requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender an offer to resign (a "Resignation Offer"). The Majority Voting Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting.  Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director's Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

Nominees for Election as Directors

Management proposes to nominate the six persons named in the table below for election as directors of the Company. The following pages provide relevant information on each of the director nominees.

BOARD & COMMITTEE ATTENDANCE: 100%	AVERAGE 2025 VOTES FOR: 98.88%

The following table sets out the name of each person  proposed to be nominated by management for election as director: such nominee's age; such nominee's place of residence; such nominee's present principal occupation and principal occupations held in the last five years, if applicable; a brief description of the nominee's principal directorships; the number of Common Shares, stock options ("Options"), deferred share units ("DSUs") and restricted share units ("RSUs") held, directly or indirectly, by the nominee as of the Record Date; the date the nominee became a director of Platinum Group; such nominee's current membership on committees of the Board; such nominee's record of attendance at meetings of the Board and its committees during the year ended August 31, 2025; whether or not the Board has determined such nominee to be independent; and whether the nominee is indebted to the Company:

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PLATINUM GROUP METALS LTD.

Diana Walters, BA, MA (1)(2)(3)	Independent Director (5) (Non-Executive Chair, Compensation Committee Chair)
Pipe Creek, Texas, USA Age: 62 Director Since: July 16, 2013 Tenure: 12.3 years Principal Occupation: Consulting specialist primarily in natural resources, Amichel, LLC.	Ms. Walters has a diverse background in the natural resources sector spanning equity investing, investment banking, CFO, board member and operations. She currently serves on the boards of Trilogy Metals Inc., and NuScale Power Corporation. Ms. Walters was a director of Atmos Energy Corporation from 2018 to 2025. From 2010 to 2014, she served as President of Liberty Metals and Mining Holdings, LLC, and from 2008 to 2011, she was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Her broad investment experience, including both debt and equity, was gained through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources.
2025 Voting Results	Meetings Attended
	Board	5 of 5	100%
For: 99.10%	Non-Executive/Independent Directors	4 of 4	100%
	Compensation Committee	1 of 1	100%
Withheld: 0.90%	Governance and Nomination Committee	1 of 1	100%
	EHST Committee (6)	-
Indebtedness to Company

Nil

Security Ownership
Common Shares 26,450	Options 144,300	DSUs 241,655	RSUs N/A

Frank Hallam, B.B.A., C.P.A., C.A. (1)(2)(3)(4)	President, CEO, Non-Independent Director
Burnaby, B.C., Canada Age: 65 Director Since: February 18, 2002 Tenure: 23.10 years Principal Occupation: President and Chief Executive Officer, Platinum Group Metals Ltd.	Frank Hallam has been with the Company since its inception in 2002 and co-founded one of the Company's two predecessor corporations in 1983. He served as CFO and Corporate Secretary of the Company until July 2021. Mr. Hallam was also a co-founder of MAG Silver Corp. and West Timmins Mining Inc. Earlier in his career, he served as an auditor in the mining practice of Coopers and Lybrand (now PricewaterhouseCoopers). Mr. Hallam currently serves as director and CFO of West Vault Mining Inc.
2025 Voting Results	Meetings Attended
	Board	5 of 5	100%
For: 99.05%

Withheld: 0.95%

Indebtedness to Company

Nil
Security Ownership
Common Shares 205,834	Options 1,014,450	DSUs N/A	RSUs 174,553

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PLATINUM GROUP METALS LTD.

Timothy Marlow, C.Eng. (1)(2)(3)(4)	Independent Director (5) (Governance and Nomination Committee Chair)
Surrey, B.C., Canada Age: 81 Director Since: May 6, 2011 Tenure: 14.8 years Principal Occupation: President, Marlow & Associates	Timothy Marlow is a seasoned mining engineer with mine operations experience across North America, South America, Africa and Asia, including specific African experience in Ghana and Zambia. Mr. Marlow has served as President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 to 2014. Mr. Marlow is a graduate of the Camborne School of Mines and a Registered CEng (Charter Engineer) in the UK. He is a member of the Institute of Mining and Metallurgy UK and a mining Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
2025 Voting Results	Meetings Attended
	Board	5 of 5	100%
For: 98.20%	Non-Executive/Independent Directors	4 of 4	100%
	Audit Committee	4 of 4	100%
Withheld: 1.80%	Compensation Committee	1 of 1	100%
	Governance and Nomination Committee	1 of 1	100%
	EHST Committee (6)	-

Indebtedness to Company

Nil
Security Ownership
Common Shares 300	Options 144,300	DSUs 215,919	RSUs N/A

John Copelyn (1)(2)(3)	Independent Director (5)
Cape Town, South Africa Age: 75 Director Since: May 15, 2018 Tenure: 7.8 years Principal Occupation: CEO, Hosken Consolidated Investments Limited	John Copelyn has been CEO of HCI since joining in 1997, director of Africa Energy Corp. since October 2020 and of Montauk Renewable, Inc., and its previous holding company Montauk Holdings Ltd., since June 2011. Prior to his corporate career, he was a member of the South African parliament and served as general secretary of the Southern African Clothing and Textile Workers' Union. Mr. Copelyn also serves as non-executive chair of HCI-listed subsidiaries Southern Sun Limited, Deneb Investments Limited, Tsogo Sun Limited and eMedia Holdings Ltd.
2025 Voting Results	Meetings Attended
For: 98.87%	Board	5 of 5	100%
Withheld: 1.13%	Non-Executive/Independent Directors	4 of 4	100%

Indebtedness to Company

Nil
Security Ownership
Common Shares 27,767,994 (7)	Options 144,300	DSUs 287,156	RSUs N/A

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PLATINUM GROUP METALS LTD.

Stuart Harshaw, BSc, MBA (1)(2)(3)	Independent Director (5) (Audit Committee Chair, EHST Chair)
Mississauga, ON, Canada Age: 58 Director Since: April 15, 2019 Tenure: 6.9 years Principal Occupation: President and CEO, Nickel Creek Platinum Corp.	Mr. Harshaw is a seasoned professional with a successful career in the global mining industry having held senior leadership roles with Vale SA and Inco Ltd. Among his key positions, he served as Vice President Ontario Operations where he oversaw the operation of six underground mines, a portfolio of processing and refining facilities in Canada and Asia, and the global marketing and sales of a broad range of concentrates and finished metals. Mr. Harshaw has served as director, president and CEO of Nickel Creek Platinum Corp. since October 2020, and as a director of International Tower Hill Mines Ltd. since April 2018. He was previously a director of Constantine Metal Resources Ltd. from 2018 to 2020. Mr. Harshaw earned a BSc in Metallurgical Engineering from Queen's University and an MBA from Laurentian University.
2025 Voting Results	Meetings Attended
	Board	5 of 5	100%
For: 98.99%	Non-Executive/Independent Directors	4 of 4	100%
	Audit Committee	4 of 4	100%
Withheld: 1.01%	Compensation Committee	1 of 1	100%
	EHST Committee (6)	-

Indebtedness to Company
Nil
Security Ownership
Common Shares 24,377	Options 72,300	DSUs 224,611	RSUs N/A

Paul Mpho Makwana, B.Admin (Hons), EDP (1)(2)(3)	Independent Director (5)
Johannesburg, Gauteng, South Africa Age: 55 Director Since: February 28, 2022 Tenure: 3.10 years Principal Occupation: Founder and Chairman, Epitome Investments (Pty) Ltd.	Mpho Makwana is an experienced holding executive and C-Suite roles across the public and private sectors. He is founder and chair of Epitome Investments (Pty) Ltd., and is an independent non-executive director of both Invicta Holdings Limited, and Delta Property Fund. Mr. Makwana previously served as chair of Eskom Holdings SOC Ltd. until October 2023, of Nedbank Group Ltd. until June 2023, of SA Forestry (SAFCOL) Ltd. until May 2023, and of the Limpopo Economic Development Agency Ltd. until May 2022. He was also a non-executive director of BioTherm Energy (Pty) Ltd. until October 2022. Mr. Makwana holds a B.Admin from the University of Zululand and a B.Admin (Hons) from the University of Pretoria, an EDP Certificate from the Kellogg School of Management and a Post Grad Diploma, Retailing Management from the University of Stirling.
2025 Voting Results	Meetings Attended
	Board	5 of 5	100%
For: 99.06%	Non-Executive/Independent Directors	4 of 4	100%
Withheld: 0.94%	Audit Committee	4 of 4	100%
	Governance and Nomination Committee	1 of 1	100%

Indebtedness to Company
Nil
Security Ownership
Common Shares Nil	Options 144,300	DSUs 46,951	RSUs N/A

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___________________

Notes:

(1) The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) The term of office of each of the directors elected at the Meeting will expire at the next annual meeting of the shareholders of the Company.

(4) Member of the Disclosure Committee, a committee established by the Chief Executive Officer and the Chief Financial Officer to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company.

(5) For additional information regarding independence, see section 1(a) "Board of Directors - Disclose identity of directors who are "independent" in Schedule "A" - Corporate Governance Practices attached to this Information Circular.

(6) Environmental, Health, Safety and Technical Advisory Committee.

(7) Mr. Copelyn, Chief Executive Officer of HCI, a greater than 20% shareholder of the Company that beneficially owns 27,767,994 of these Common Shares indirectly through a wholly owned subsidiary, exercises control and sole voting and dispositive power over these Common Shares.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

APPROVAL OF AMENDMENT TO THE SHARE COMPENSATION PLAN

In February 2017, the Company adopted a share compensation plan (as amended in February 2020 and reapproved in February 2023) (the "Share Compensation Plan") to provide for the award of RSUs and grant of Options to the directors, executive officers, key employees and consultants of the Company and its Subsidiaries. The Share Compensation Plan provides that the number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant.

On January 8, 2026 the Board, on the recommendation of the Company's Compensation Committee, approved, subject to shareholder and TSX approval, certain amendments to the Share Compensation Plan. The amendments are intended to modernize the Share Compensation Plan by permitting RSU awards for non-executive directors and updating plan limits to reflect current governance and market practices. The principal amendments to the Share Compensation Plan are summarized below. Assuming the resolution approving all unallocated Options and RSUs under the Share Compensation Plan is approved, the amendments (the "SCP Amendments") to the Share Compensation Plan (the Share Compensation Plan, as amended, being referred to as the "2026 Amended and Restated Share Compensation Plan") will then be submitted to Shareholders at the Meeting for approval. A copy of the 2026 Amended and Restated Share Compensation Plan is attached as Schedule "C" - 2026 Amended and Restated Share Compensation Plan - to this Information Circular. The SCP Amendments to the Share Compensation Plan include:

1. The revision to the defined term "Eligible Person" to mean any officer, director (including non-executive or non-employee directors) or employee of the Company and/or any officer, director (including non-executive or non-employee directors) or employee of any Subsidiary of the Company, which would permit RSUs to be awarded to non-employee directors of the Company.

2. The revisions to sections 2.2(a), (b) and (c) of the Share Compensation Plan to include Common Shares issued pursuant to any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Company and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise (each a "Share Compensation Arrangement") when calculating the share limits applicable to each such section

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3. The revisions to section 2.2(d) of the Share Compensation Plan to include Common Shares issued pursuant to any other Share Compensation Arrangement of the Company or its Subsidiaries when calculating the insider participation limit.

4. The revisions to Section 2.2(e) of the Share Compensation Plan to remove the existing limits on Options granted under the Share Compensation Plan to any Participant (as defined in the Share Compensation Plan) who is a non-employee director, which limited such grants to the lesser of (i) 1.0% of the Common Shares then issued and outstanding; and (ii) an aggregate value of $1,000,000 in Options over the life of the Share Compensation Plan (or an annual grant value of $100,000 per director), and to replace such limits with revised annual dollar-based limits, pursuant to which (i) the maximum value of Options granted to any non-employee director may not exceed $100,000 in any financial year, (ii) the maximum combined annual value of all equity-based compensation granted to a non-employee director (including grants under any other Share Compensation Arrangements of the Company or its Subsidiaries) may not exceed $150,000, subject to specified exceptions for initial grants and grants made in lieu of cash director fees, and (iii) the annual grant value is to be determined in accordance with generally accepted valuation methods in Canada.

5. The removal of the reference in section 4.1 of the Share Compensation Plan regarding the total number of RSUs that may be awarded pursuant to such section shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

6. The removal of the reference in section 5.1 of the Share Compensation Plan regarding the total number of Common Shares reserved and available for grant pursuant to such section on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

7. The revision to section 6.4 of the Share Compensation Plan to provide that where an amendment to the Plan would change the limitations on the award of RSUs or on the grant of Options to non-employee directors, shareholder approval shall be required.

8. Amendments to the RSU Agreement and Option Agreement which form part of the Share Compensation Plan.

In addition, certain other amendments of a housekeeping nature were made.

The existing RSUs and Options which are outstanding under the Share Compensation Plan will be incorporated into the 2026 Amended and Restated Share Compensation Plan and will be governed by the 2026 Amended and Restated Share Compensation Plan.

A copy of the Share Compensation Plan is available on the Company's website at www.platinumgroupmetals.net, and a copy of the 2026 Amended and Restated Share Compensation Plan is attached as Schedule "C" - 2026 Amended and Restated Share Compensation Plan - to this Information Circular.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass the following ordinary resolution, in substantially the following form, approving the SCP Amendments and the 2026 Amended and Restated Share Compensation Plan (the "Share Compensation Plan Amendment Resolution").

"BE IT RESOLVED, as an ordinary resolution, that:

1. the share compensation plan of the Company, as amended and restated by the board of directors and substantially in the form presented to the shareholders (the "2026 Amended and Restated Share Compensation Plan"), be and is hereby approved;

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2. all unallocated options and restricted share units ("RSUs") under the Company's 2026 Amended and Restated Share Compensation Plan, be and are hereby approved;

3. the Company has the ability to continue granting options and awarding RSUs under the 2026 Amended and Restated Share Compensation Plan, until February 24, 2029, a date that is three (3) years from the date when shareholder approval is being sought;

4. the board of directors be authorized on behalf of the Company to make any further amendments to the 2026 Amended and Restated Share Compensation Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the 2026 Amended and Restated Share Compensation Plan;

5. the board of directors be authorized on behalf of the Company to make such amendments to the 2026 Amended and Restated Share Compensation Plan from time to time as the board of directors of the Company may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the 2026 Amended and Restated Share Compensation Plan, the shareholders of the Company; and

6. the approval of the 2026 Amended and Restated Share Compensation Plan by the board of directors of the Company is hereby ratified and confirmed and any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

The Board recommends that shareholders vote FOR the Share Compensation Plan Amendment Resolution. Unless a shareholder has specified in the enclosed form of proxy that the Common Shares represented thereby are to be voted against the Share Compensation Plan Amendment Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Share Compensation Plan Amendment Resolution.

To be effective, the Share Compensation Plan Amendment Resolution must be approved by at least a majority of the votes cast thereon at the Meeting.

RE-APPROVAL OF SHARE COMPENSATION PLAN

Per the requirements of the TSX, the Company is required to obtain shareholder approval of the Share Compensation Plan every three years. If the Share Compensation Plan Amendment Resolution substantially in the form in the preceding section is not approved by shareholders at the Meeting, the shareholders will instead be asked to pass an ordinary resolution re-approving the Share Compensation Plan in its current form, such resolution to be substantially in the following form:

"BE IT RESOLVED, as an ordinary resolution, that:

1. all unallocated options and restricted share units ("RSUs") under the Company's share compensation plan (the "Share Compensation Plan") be and are hereby approved;

2. the Company have the ability to continue granting options and awarding RSUs under the Share Compensation Plan, until February 24, 2029, a date that is three (3) years from the date when shareholder approval is being sought; and

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3. any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution."

In the event the shareholders do not approve the Share Compensation Plan Amendment Resolution or re-approve the Share Compensation Plan:

  the existing options and RSUs will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements or restricted share unit agreements;

  no new options or RSUs may be granted or awarded; and

  previously granted options and awarded RSUs, that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Share Compensation Plan is provided below under the heading "Securities Authorized for Issuance Under Equity Compensation Plans". The Share Compensation Plan is a rolling 10% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Share Compensation Plan at any time is 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Share Compensation Plan. A copy of the Share Compensation Plan will be available for viewing up to the date of the Meeting at the Company's offices at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6. In addition, a copy of the Share Compensation Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Corporate Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Corporate Secretary.

APPROVAL OF THE 2026 AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

The Company implemented the deferred share unit plan in February of 2017, and it was further amended and restated in January of 2025 (the "Existing DSU Plan"). The Existing DSU Plan permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees"). Only Eligible Directors are permitted to participate in the Existing DSU Plan. With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the Existing DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. A summary description of the Existing DSU Plan is provided below under the heading "Existing Deferred Share Unit Plan for Directors".

On January 8, 2026 the Board, on the recommendation of the Company's Compensation Committee, approved, subject to shareholder and TSX approval, certain amendments to the Existing DSU Plan (the amended and restated plan being referred to as the "2026 Amended and Restated DSU Plan").  The principal amendments to the Existing DSU Plan are to enable the Company in its sole discretion to settle DSUs in Common Shares (in addition to cash settlement) and related conforming changes as further summarized below. A copy of the 2026 Amended and Restated DSU Plan is attached as Schedule "D" - 2026 Amended and Restated DSU Plan - to this Information Circular.

Summary of 2026 Amended and Restated DSU Plan

The following is a summary of the principal terms of the 2026 Amended and Restated DSU Plan:

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Purpose

The 2026 Amended and Restated DSU Plan has been established to provide Eligible Directors (described below) with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and provide a greater alignment of interests between Eligible Directors and shareholders of the Company.

Eligible Participants

The 2026 Amended and Restated DSU Plan provides that DSUs may be granted to Eligible Directors, defined as a member of the Board who is not a salaried officer or an employee of the Company or a related corporation or is not otherwise employed by the Company or any of its subsidiaries, and for greater certainty, includes the non-executive Chair of the Board. If a participant becomes a salaried officer or an employee of the Company or a related corporation, such participant shall thereupon be suspended from further participation in the 2026 Amended and Restated DSU Plan in the manner set out in the 2026 Amended and Restated DSU Plan.

Issuance of DSUs

Eligible Directors may elect to convert Board Fees relating to future services as an Eligible Director into DSUs under the 2026 Amended and Restated DSU Plan by providing an election form to the Company in the form appended to the 2026 Amended and Restated DSU Plan. In the written election, the Eligible Director must designate the percentage of his or her Board Fees to be converted into DSUs, which shall be a minimum of 20% up to a maximum of 100%, in 10% increments of such fees (before deductions and withholdings). No vesting criteria shall apply to DSUs issued in connection with an election to convert future fees.

Eligible Directors may also be awarded DSUs, at the discretion of the Board, for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. DSUs awarded for the purposes of providing additional equity related remuneration to such Eligible Directors shall vest in 33 and 1/3 % increments on the first day after each of the first three anniversaries of the date such DSUs were awarded, unless otherwise determined by the 2026 DSUP Administrators in writing in their sole discretion.

Common Shares Available for Issuance

The number of Common Shares reserved and available for grant and issuance pursuant to the 2026 Amended and Restated DSU Plan and pursuant to all other security-based compensation arrangements of the Company shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Shares subject to a DSU which have been cancelled or terminated in accordance with the terms of the 2026 Amended and Restated DSU Plan without settlement will again be available under the 2026 Amended and Restated DSU Plan. The number of Common Shares reserved for issuance from treasury under the 2026 Amended and Restated DSU Plan may be amended subject to the policies and approval of the TSX, the NYSE American or the stock exchange in Canada where the Common Shares are listed and the approval of the holders of Common Shares by way of ordinary resolution at a meeting of the holders of Common Shares.

Plan Administration

The 2026 Amended and Restated DSU Plan will be administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee ("2026 DSUP Administrators")..

Limitations on the Grant of DSUs

The aggregate number of Common Shares issuable to Insiders, at any time, under the 2026 Amended and Restated DSU Plan and all other security-based compensation arrangements of the Company shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis. Further, within any one-year period, the Company shall not issue Insiders under the 2026 Amended and Restated DSU Plan and all other security-based compensation arrangements of the Company, in the aggregate, a number of Common exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis. Moreover, the aggregate number of Common Shares issuable under the 2026 Amended and Restated DSU Plan to any one Eligible Director (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company) shall not exceed 5% of the issued and outstanding Common Shares from time to time, calculated on a non-diluted basis

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In addition, the participation of Eligible Directors in the 2026 Amended and Restated DSU Plan shall be subject to the following limitation: the maximum combined value of all grants to any non-employee director under any other security based compensation arrangements of the Company or its subsidiaries shall not exceed an annual grant value of $150,000. The foregoing limitations do not apply where the Company is making an initial grant to a new non-employee director upon that person joining the Board, or for grants made in lieu of directors' fees payable in cash on a value-for-value basis. Each such annual grant value is to be calculated by the Company in accordance with generally accepted methods for such calculations in Canada.

Redemption of DSUs

Redemptions of DSUs under the 2026 Amended and Restated DSU Plan may be in Common Shares issued from treasury, settled in cash or any combination of the foregoing, as determined by the Company, and in each case less any applicable deductions and withholdings, settlements in cash will be calculated as an amount equal to the number of DSUs to be redeemed on such Redemption Date (as defined below) multiplied by the Fair Market Value (as such term is defined in the 2026 Amended and Restated DSU Plan) of a Common Share on such Redemption Date.

An Eligible Director that participates in the 2026 Amended and Restated DSU Plan (a "Participant") and who is not a U.S. Participant (as described below) will have all vested DSUs credited to their account redeemed upon a Termination of Board Service, which is the date upon which, an Eligible Director ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death,  provided the Participant is not at that time a salaried officer or an employee of the Company or a related corporation and subject to compliance with all securities laws and regulations. The redemption of the vested DSUs will occur on one or more dates selected by the 2026 DSUP Administrators in their sole discretion and such date or dates will be on or after the date of such Termination of Board Service but no later than December 31 of the first calendar year following the year in which the Termination of Board Service occurs (each such date a "Redemption Date.")  In no event shall any Redemption Date fall within a Blackout Period (as defined in the 2026 Amended and Restated DSU Plan).

If a Participant who is not a U.S. Participant becomes a salaried officer or an employee or a related corporation, such Participant shall not be eligible to have any of such Participant's DSUs redeemed prior to the date (the "Separation Date") which is the later of: (A) the date of the Participant's cessation of employment with the Company or its related corporation, if applicable, and (B) the date of the Participant's Termination of Board Service; and, in no circumstances will a Redemption Date in respect of such Participant's DSUs be within a Blackout Period or later than December 31 of the first calendar year commencing after the time of such Separation Date.

Pursuant to the 2026 Amended and Restated DSU Plan, a "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in the Internal Revenue Code of 1986, as amended (the "Revenue Code") and any other Participant who is subject to tax under the Revenue Code with respect to DSUs granted pursuant to the 2026 Amended and Restated DSU Plan. The DSUs of a U.S. Participant will be redeemed during the calendar year following the year in which the U.S. Participant experiences a "Separation From Service" (as defined in Section 409A of the Revenue Code) on a Redemption Date selected by the Company. In the event the U.S. Participant is a "Specified Employee" (as defined in Section 409A of the Revenue Code) at the time of the Separation from Service, no payment will be made prior to the date that is 6 months and one day following such Separation from Service, except as further described in the 2026 Amended and Restated DSU Plan.

If this 2026 Amended and Restated DSU Plan would otherwise require any payment to be made to a Canadian DSU holder who also is a U.S. DSU holder prior to such holder's Termination of Board Service or Separation Date, as applicable, such holder automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to such holder in respect of such DSUs.

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If a Canadian DSU holder who also is a U.S holder experiences a Termination of Board Service or a Separation Date prior to the time such holder experiences a Separation From Service, and the 2026 Amended and Restated DSU Plan otherwise would require any payment to be made to such Canadian holder who is also a U.S. holder prior such Participant's Separation From Service or prior to the payment year specified under the 2026 Amended and Restated DSU Plan applicable to U.S. holders, such holder automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to such holder.

Tax Withholding

The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by law or regulation of any governmental authority whatsoever to remit in connection with the 2026 Amended and Restated DSU Plan, any DSUs or any payment relating thereto or any issuance of Common Shares ("Withholding Obligations"). Without limiting the generality of the foregoing, the Company may, at its discretion: (a) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any DSUs, any payment relating thereto or the issue of any Common Shares; (b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or (c) settle a portion of vested DSUs of a Participant in cash equal to the amount the Company is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any DSUs may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

Transferability of DSUs

A holder of a DSU shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the DSU or any rights the holder has under the 2026 Amended and Restated DSU Plan, other than pursuant to a will or by the laws of descent and distribution as permitted under the 2026 Amended and Restated DSU Plan.

Rights as a Shareholder

Under no circumstances shall the DSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares.

Fair Market Value

Fair Market Value of a Common Share on a day means the weighted average trading price of a Common Share on any stock exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the 2026 DSUP Administrators in their sole discretion with reference to such factors or such information as the 2026 DSUP Administrators in their discretion deem appropriate.

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Reorganization Adjustments

The 2026 Amended and Restated DSU Plan provides that, in the event of any declaration of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company or other distribution (other than normal course cash dividends) of Company assets to holders of Common Shares or any other corporate transaction or event involving the Company or affecting the Common Shares, the 2026 DSUP Administrators, in the 2026 DSUP Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the 2026 DSUP Administrators consider fair or equitable, in such manner as the 2026 DSUP Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of DSUs recorded in each Participant's account, provided that the value of any DSUs recorded in a Participant's account immediately after such an adjustment, as determined by the 2026 DSUP Administrator, shall not exceed the value of the DSUs recorded in a Participant's account prior thereto, as determined by the 2026 DSUP Administrator.  Notwithstanding the foregoing, with respect to DSUs of U.S. Participants, such changes or adjustments must be in accordance with the requirements of Section 409A of the Revenue Code.

Change of Control

Notwithstanding any other provision of the 2026 Amended and Restated DSU Plan, all unvested DSUs shall vest immediately prior to a Change of Control, as defined in the 2026 Amended and Restated DSU Plan.

Clawback Policy

Notwithstanding any other provision of the 2026 Amended and Restated DSU Plan, any DSUs issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such DSU or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Company's Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the 2026 DSUP Administrators in accordance with the Clawback Policy.

Amendments

The Board may amend the 2026 Amended and Restated DSU Plan or any DSU without the consent of Participants provided that such amendment will:

(a) not adversely alter or impair any DSU previously awarded except as permitted for adjustments under the 2026 Amended and Restated DSU Plan, and, with respect to DSU's of U.S. citizens and residents, such amendment will not create adverse tax consequences under Section 409A of the Revenue Code; and

(b) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American.

Approval by the Company's shareholders will be required in circumstances where an amendment to the 2026 Amended and Restated DSU Plan would:

(a) change from a fixed maximum number of issued and outstanding Common Shares to a fixed maximum percentage of Common Shares;

(b) increase the limits on participation as set out in the 2026 Amended and Restated DSU Plan;

(c) permit the award of DSUs to salaried officers or employee directors of the Company;

(d) permit DSUs to be transferable or assignable other than for normal estate settlement purposes; or

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(e) amend the section of the 2026 Amended and Restated DSU Plan concerning amendments.

Subject to the requirements for shareholder approval listed above and receipt of any regulatory approvals, including where required, the approval of the TSX or the NYSE American, the Board may amend the 2026 Amended and Restated DSU Plan or any DSU without shareholder approval to do any of the following:

(a) amendments of a "housekeeping nature";

(b) amendments that are necessary or desirable for DSUs or to qualify for favourable treatment under any applicable tax law;

(c) a change to the vesting provisions of any DSU;

(d)  the introduction of features to the 2026 Amended and Restated DSU Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of Non-Executive Directors to such broker who would purchase Common Shares in the open market for such Participants; and

(e) change the application of adjustment or change of control provisions.

As of the Record Date, there were 1,035,212 DSUs outstanding under the Company's existing DSU Plan, representing approximately 0.84% of the issued and outstanding Common Shares. The existing DSUs which are outstanding under the Existing DSU Plan will be incorporated into the 2026 Amended and Restated DSU Plan, if approved by shareholders, and will be governed by the 2026 Amended and Restated DSU Plan. No additional reserve is being created in connection with the 2026 Amended and Restated DSU Plan, and all DSUs outstanding and issuable under the 2026 Amended and Restated DSU Plan form part of the Company's aggregate 10% rolling limit applicable to all security-based compensation arrangements.

A copy of the Existing DSU Plan is available on the Company's website at www.platinumgroupmetals.net, and a copy of the 2026 Amended and Restated DSU Plan is attached as Schedule "D" - 2026 Amended and Restated DSU Plan - to this Information Circular.

Proposed Resolution and Board's Recommendation

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass the following ordinary resolution, in substantially the following form, approving the 2026 Amended and Restated DSU Plan (the "2026 Amended and Restated DSU Plan Resolution").

"BE IT RESOLVED, as an ordinary resolution, that:

1. the deferred share unit plan of Platinum Group Metals Ltd., as amended and restated by the board of directors and substantially in the form presented to the shareholders (the "2026 Amended and Restated DSU Plan"), be and is hereby approved, subject to the Company obtaining all required approvals from the Toronto Stock Exchange, NYSE American LLC and any other regulatory authorities;

2. the Company be and is hereby authorized to redeem deferred share units ("DSUs") pursuant to the terms and conditions of the 2026 Amended and Restated DSU Plan and all unallocated rights and other entitlements issuable pursuant to the 2026 Amended and Restated DSU Plan be and are hereby specifically authorized and approved until February 24, 2029, a date that is three (3) years from the date of these resolutions;

3. all DSUs outstanding as of the date hereof are hereby ratified, confirmed and approved, and that such DSUs may be redeemed and settled in Common Shares, cash or any combination thereof, in each case in accordance with the terms of the 2026 Amended and Restated DSU Plan and the applicable DSU agreements evidencing such DSUs;

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4. the Company is hereby authorized and directed to issue such Common Shares pursuant to the 2026 Amended and Restated DSU Plan as fully paid and non-assessable common shares of the Company;

5. the directors of the Company are hereby authorized to make such amendments to the 2026 Amended and Restated DSU Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the 2026 Amended and Restated DSU Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the 2026 Amended and Restated DSU Plan without the approval of or further authority from the shareholders of the Company, but only as specifically permitted in the 2026 Amended and Restated DSU Plan and such other amendments as may be acceptable to the Toronto Stock Exchange or the NYSE American LLC, as necessary, in order to ensure adoption of the 2026 Amended and Restated DSU Plan; and

6. any director or officer of the Company is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions."

The Board has unanimously approved the 2026 Amended and Restated DSU Plan and recommends to shareholders of the Company that they vote FOR the 2026 Amended and Restated DSU Plan Resolution. Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the 2026 Amended and Restated DSU Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the 2026 Amended and Restated DSU Plan Resolution.

In the event the shareholders do not approve the 2026 Amended and Restated DSU Plan Resolution, the Existing DSU Plan will continue in effect and will continue to govern outstanding and future granted DSUs.

To be effective, the 2026 Amended and Restated DSU Plan Resolution must be approved by at least a majority of the votes cast thereon at the Meeting.

PART III - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Company are set out in Schedule "A" - Corporate Governance Practices attached to this Information Circular and the Company's approach to environmental, social and governance ("ESG") practices is set out in Schedule "B" - ESG Practices.

PART IV - STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:

(a) the chief executive officer ("CEO") of the Company;

(b) the chief financial officer ("CFO") of the Company;

(c) each of the Company's three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as of August 31, 2025 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

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(d) each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, as of August 31, 2025.

During the financial year ended August 31, 2025, the Company had five NEOs: Frank Hallam, President and CEO; Gregory Blair, CFO; Kresimir (Kris) Begic, Vice-President Corporate Development; Mlibo Mgudlwa, Vice-President Community and Government Relations of the Company's wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"); and Schalk Engelbrecht, Finance Executive of PTM RSA. Mr. Begic, Mr. Engelbrecht and Mr. Mgudlwa are not executive officers (as that term is defined under NI 51-102) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy. The Compensation Committee is comprised of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw, all of whom are independent directors of the Company.

The Company does not currently generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company's liquidity and ability to raise further capital.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company's compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation. This approach is based on the assumption that the Common Share price over the long-term is an important indicator of long-term performance. The Company has two equity-based compensation plans: i) the Share Compensation Plan; and ii) the Existing DSU Plan. The Compensation Discussion and Analysis that follows outlines the Company's executive compensation components and philosophies, which at times, was tempered by the Company's desire to preserve capital considering uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company's principal goal is to create value for its shareholders. The Company's compensation philosophy reflects this goal, and is based on the following fundamental principles:

(a) Compensation programs align with shareholder interests - the Company aligns the goals of officers with maximizing long-term shareholder value;

(b) Performance sensitive - compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

(c) Offer market competitive compensation to attract and retain talent - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

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  to attract and retain highly qualified executive officers;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy;

  to evaluate executive performance based on key measurements that correlate to long-term Shareholder value; and

  to tie compensation directly to those measurements and rewards based on achieving and exceeding objectives.

The Company maintains a flexible compensation framework rather than a formal program with predetermined benchmarks. This framework is designed to encourage, recognize, compensate and reward employees based on both individual and corporate performance. It takes into account various factors, including performance of the Common Share price over the short and the long term, and aims to align the interests of officers with those of the Company's shareholders. This alignment is primarily achieved through long-term equity-based incentives, such as the granting of Options and RSUs under the Share Compensation Plan, which form a significant component of executive compensation and reflect the belief that long-term price performance is a key indicator of sustained corporate success).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders' interests and with the execution of the Company business strategy; and to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee actively considers risk management when implementing the Company's compensation policies and practices. While a formal risk assessment has not yet been undertaken, the Compensation Committee is mindful of aligning compensation structures with the long-term interests of the Company and its shareholders. The Compensation Committee believes that the Company's compensation policies and practices promote responsible decision-making and do not encourage unnecessary or inappropriate risk-taking that could have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company's own approach to executive compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO's role within the Company.  It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

On an annual basis, the Compensation Committee reviews compensation data and programs from companies of similar size and operating in the mining exploration and development industry (the "Peer Group"), prior to making its recommendations to the Board. These companies are selected as the Company's primary peer group because they have similar business characteristics or compete with the Company for talent and investor attention. The Compensation Committee also periodically engages an independent executive compensation consulting firm to conduct peer group compensation analysis and provide insights on industry compensation levels.

The Company's identified Peer Group is listed under the heading entitled "Elements of Compensation - Base Salary". In addition, the Compensation Committee also relies on the experience of its members as officers and/or directors. The Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar industries to assess and validate executive compensation levels.

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The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval and recommendation to the Board.

Elements of Compensation

The Company believes that transparent, objective and rational corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company's objective is to establish goals for its NEOs which, if achieved, will enhance Shareholder value.  A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals.  For the financial year ended August 31, 2025, the three basic components of compensation were:

  base salary;

  annual incentives (cash bonus); and

  share and option-based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and share and option-based compensation represent compensation that is "at risk"; and thus, may or may not be paid to the respective officer depending on: whether the officer is able to meet or exceed his or her applicable performance expectations; market performance of the Common Shares; and the Company's liquidity and ability to raise further capital in the prevailing economic environment.

The Compensation Committee does not rely on fixed formulae to assign specific weightings to individual compensation components. Instead, it reviews each element of compensation for market competitiveness and may place greater emphasis on particular elements based on the officer's role and responsibilities. The approach focuses on maintaining overall market competitiveness with respect to "total compensation" rather than emphasizing any single component of executive compensation.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company's compensation policies. Diana Walters has extensive business experience in the natural resources sector, both as a private equity investor and in operating and directorship roles. Timothy Marlow has served as a director of other publicly listed mining company in addition to being a director of the Company since 2011, and Stuart Harshaw has extensive business experience in mine operations and management of relations with provincial and municipal governments and First Nations. Collectively, the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in share and option-based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the marketplace in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts.  The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long-term compensation is targeted at being competitive in the marketplace but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

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Base Salary

The Compensation Committee recommend, and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company's long-term success.  In determining the base salary of a NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;

  salaries paid by comparable corporations;

  the experience level of the officer; and

  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee assesses these criteria and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers' and employees' compensation levels.

In assessing levels of compensation for the financial year ended August 31, 2025, the Compensation Committee considered qualitative elements to reflect overall market conditions, past market practices as well as a discretionary assessment of NEO performance. The assessment provided a reference point to establish the financial year 2025 equity incentive grant levels, annual incentives, compensation levels (base salary and annual incentive targets), the Peer Group used for the benchmarking of the Company's compensation structure and the provision of a proxy for the competitive market of the Company's executive talent.

The Peer Group considered by the Company to determine and review the levels of compensation to be awarded to the NEOs during the financial year ending August 31, 2025 was:

Belo Sun Mining Corp.	Minera Alamos Inc.	Caledonia Mining Corp. PLC
Northern Dynasty Minerals Ltd.	TRX Gold Corporation	Eastern Platinum Ltd.
Orezone Gold Corp.	Trilogy Metals Inc.	Gabriel Resources Ltd.
Perpetua Resources Corp.	Troilus Gold Corp.	International Tower Hill Mines Ltd.
Rio2 Ltd.	Vista Gold Corp.	Wallbridge Mining Co. Ltd.

With the exception of cost of living adjustments related to some NEOs' base salaries, the Compensation Committee has not recommended changing the base salary for any active NEO for fiscal 2026, even though the NEOs achieved the majority of performance milestones in fiscal 2025 based on the Company's business objectives. Since the Company's most recently completed financial year, no compensation consultant or advisor has been retained to assist the Board or the Compensation Committee in determining compensation for any of the Company's directors or executive officers. The Company typically retains the services of a compensation consultant or advisor on a two- to three-year interval.

On an annual basis, the Compensation Committee reviews the selection criteria for the Peer Group in comparison to that used by various proxy advisory groups. In assessing the Peer Group, the Compensation Committee considers various factors such as stage of project development, applicability of financial metrics for pre-cashflow projects, geographical location, and market capitalization of the various peers. As a result of this assessment, the Compensation Committee may adjust the Peer Group from time to time. The Peer Group data is then used to ensure that compensation levels are sufficient and competitive without exceeding average compensation for companies of similar size and stage during the financial year ending 2026.

During the financial year ended August 31, 2025, approximately: $475,000 (2024 - $475,000) was paid as base salary to the Company's President and CEO; $180,156 (2024 - $175,610) was paid as base salary for the Company's CFO; $245,858 (2024 - $240,350) was paid as a base salary for the Company's VP Corporate Development; $220,641 (2024 - $209,630) was paid as a base salary for the Vice-President of PTM RSA; and $229,372 (2024 - $234,412) was paid to the Finance Executive of PTM RSA. Employee salaries are based on fair market value and individual performance assessed by management.  Incentives and options are considered separately from base salary.

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Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying primarily on the recommendations of the Compensation Committee. The Compensation Committee evaluates each active NEO's performance and respective contributions to the Company's success, and after considering the Company's financial and operating results, makes a recommendation to the Board. In setting incentives levels, the Compensation Committee considers competitive base salaries, peer comparisons and share- and option-based awards. Overall compensation is reviewed as a whole including annual incentives. For the CEO, safety performance is also a factored into bonus compensation.

In the financial year ended August 31, 2025, the Company's President and CEO was paid a cash bonus of $92,100 (2024 - $92,100); the Company's CFO was paid a cash bonus of $14,000(2024 - $13,770); the Company's Vice-President Corporate Development was paid a cash bonus of $33,700 (2024 - $33,653); the Company's Vice-President of PTM RSA was paid a cash bonus of $16,821 (2024 - $16,523); and the Finance Executive of PTM RSA was paid a cash bonus of $18,519 (2024 - $17,512).

Long Term Compensation (Option-Based and Share-Based Awards)

The Compensation Committee believes that it is important to award Options and RSUs as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee's view, the best way to align their interests with those of the Company's shareholders.

Equity participation is accomplished through the Company's Share Compensation Plan, which is designed to align the interests of equity holders with long-term shareholder value, attract and retain experienced and capable individuals, and reward both current performance and anticipated future contributions. The Compensation Committee and Board leverage their internal experience to determine option levels, supplemented by comparisons to similar companies at a similar stage of development in the mining industry.

When reviewing NEO compensation packages as a whole, the Compensation Committee considers both Option grants and RSUs awards. Options granted and RSUs awarded to NEOs during the most recently completed financial year are disclosed below under the heading "Summary Compensation Table".

Purchase of Financial Instruments

No NEOs or directors are permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining industry.

The S&P/TSX Global Mining Index provides investors with a benchmark for global mining portfolios and a basis for innovative, index-linked investment vehicles. Eligible securities are classified under five Global Industry Classification Standard defined sub-industries: Aluminum, Diversified Metals & Mining, Gold, Precious Metals & Minerals, and Coal & Consumable Fuels.

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	01-Sep-20	01-Sep-21	01-Sep-22	01-Sep-23	01-Sep-24	01-Sep-25
Platinum Group Metals Ltd. (1)	100	103	55	54	54	68
S&P/TSX Composite Index (1)	100	128	122	135	158	199
S&P/TSX Global Mining Index (1)	100	107	95	122	139	192

Notes:

(1) The graph above assumes an investment of $100 on September 1, 2020, with a TSX:PTM price of $3.19/share, the S&P/TSX Composite Index at 16,645 and the S&P/TSX Global Mining Index at 101.17.

From September 1, 2020 to August 31, 2025, the share price of the Company decreased by approximately 32% compared to an increase in the S&P/TSX Composite Index of approximately 99% and an increase in the S&P/TSX Global Mining Index of approximately 92% during the corresponding period.

The Company is the operator of the Waterberg Project under the guidance of a technical committee comprised of representatives from joint venture partners HJ Platinum Metals Ltd., Impala Platinum Holdings Ltd., and Mnombo Wethu Consultants Proprietary Limited. The Waterberg Project hosts a thick, shallow deposit of platinum group metals, being platinum, palladium, rhodium and gold ("PGMs") as well as by product copper and nickel. The Company's primary business objective is to advance the Waterberg Project to a development and construction decision. Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing, which the Company is pursuing. An independent Definitive Feasibility Study ("DFS") for the Waterberg Project was completed and published in late 2019, and an updated DFS, including revised mineral resource and mineral reserve estimates, was completed during fiscal 2024 and published by the Company on September 16, 2024 (the "Waterberg DFS Update").

Notwithstanding some weakness during 2020 due to the economic effects of the COVID-19 pandemic, the markets for PGMs generally improved after 2019 until peaking in 2021/22. Since that time, PGM prices have been volatile, due to economic uncertainty and geopolitical tensions caused by the threat of Russian PGM exports being cut back or sanctioned, representing a significant supply risk. Since reaching a peak in 2021/22, PGM prices generally declined until early 2025 due to further global economic uncertainty and concerns that growth in demand for battery electric vehicles will erode the demand for PGMs used in catalytic converters for internal combustion engine vehicles.  In May 2025, due to a combination of factors including a surge in Chinese investment, increased jewelry demand, signs of market tightness, a rebound in the outlook for global internal combustion vehicle production and an overall rise in precious metal prices, the prices for platinum, palladium and rhodium have increased.  The price for gold has been steadily increasing since late 2022. Platinum traded at approximately US$1,616 per ounce in October 2025 versus an average of approximately US$1,090 per ounce during 2021. Palladium traded as high as US$3,339 per ounce in March 2022 and then fell to approximately US$870 per ounce in February 2024, before climbing back to as high as approximately US$1,770 per ounce in October 2025 and higher subsequently. While increasing the basket price of salable minerals at Waterberg, the recent increase in PGM prices will also allow some existing, near-end-of-life mines to continue to operate for a longer period, potentially reducing or delaying the supply deficit in mined platinum and palladium.

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Share-Based and Option-Based Awards

It is generally recognized that share-based and option-based awards aid in attracting, retaining and encouraging individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

In February 2017, the Company adopted a Share Compensation Plan (as amended in February 2020 and reapproved in February 2023) to provide for the award of RSUs and the grant of Options to its directors, executive officers, key employees and consultants (the "Eligible Persons") of the Company and its Subsidiaries for the purpose of advancing the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

The Compensation Committee determines the ranges of Option grants and RSUs awards for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants and makes recommendations to the Board accordingly. Individual grants and awards are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options and RSUs are considered when granting new options and RSUs. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of ten years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of Options and RSUs which may be issued under the Share Compensation Plan in the aggregate and in respect of any financial year is limited under the terms of the Share Compensation Plan and cannot be increased without shareholder approval. Details of the Company's Share Compensation Plan are provided below under "Securities Authorized for Issuance under Equity Compensation Plans". There was no re-pricing of Options under the Share Compensation Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2025, August 31, 2024, and August 31, 2023 in respect of each NEO.

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NEO Name and Principa Position	Year(1)	Salary ($)	Share- Based Awards(2)(4) ($)	Option- Based Awards(3)(4) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Frank Hallam President and CEO (5)	2025 2024 2023	475,000 475,000 475,000	154,205 179,821 234,218	208,441 400,993 791,611	92,100 92,100 75,000	Nil Nil Nil	Nil Nil Nil	929,746 1,147,914 1,575,829
Gregory Blair CFO	2025 2024 2023	180,156 175,610 168,958	43,353 43,043 48,146	70,031 102,418 146,688	14,000 13,770 13,000	Nil Nil Nil	Nil Nil Nil	307,540 334,841 376,792
Kresimir (Kris) Begic VP Corp. Development	2025 2024 2023	245,858 240,350 239,488	46,525 72,519 92,496	122,099 215,181 389,884	33,700 33,653 25,000	Nil Nil Nil	Nil Nil Nil	448,182 561,703 746,868
Mlibo Mgudlwa Vice President, PTM RSA (6)	2025 2024 2023	222,407 209,630 205,265	35,728 47,343 45,731	29,838 50,698 88,398	16,956 16,523 15,205	Nil Nil Nil	Nil Nil Nil	304,929 324,193 354,599
Schalk Engelbrecht Finance Executive, PTM RSA (6)	2025 2024 2023	231,208 216,900 208,020	37,387 51,813 66,527	40,947 62,393 158,902	18,667 17,512 15,802	Nil Nil Nil	Nil Nil Nil	328,209 348,619 449,251

______________________________
Notes:

(1) Financial year ended August 31st.

(2) Share-based awards consist of RSUs which are subject to vesting criteria. The Share-based awards value is based on the fair market value of the stock price at the time of grant and recognized over the respective vesting periods.

(3) Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's Options.

(4) Share-Based Awards and Option-Based Awards consist of RSUs, and Options granted under the Share Compensation Plan as described above under Long Term Compensation (Option-Based and Share-Based Awards).

(5) Also, a director of the Company.  No fees are paid to Mr. Hallam in his role as a director.

(6) Salary paid in South African Rand. Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated July 5, 2012, as amended on January 21, 2022 (the "Hallam Employment Agreement"), Frank Hallam is employed as the Company's President and CEO. Pursuant to the Hallam Employment Agreement, Mr. Hallam's annual compensation is $475,000 effective July 1, 2016 and payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts". Mr. Hallam is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated December 3, 2010, as amended on May 8, 2023 (the "Blair Employment Agreement"), Gregory Blair is employed as the Company's CFO. Pursuant to the Blair Employment Agreement, Mr. Blair's annual compensation was $176,120 effective October 1, 2023 and payable in semi-monthly installments. The Blair Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Blair is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

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Pursuant to the terms of an employment agreement dated July 25, 2012 (the "Begic Employment Agreement"), Kresimir (Kris) Begic is engaged as the Company's Vice-President of Corporate Development.  Pursuant to the Begic Employment Agreement, Mr. Begic's annual compensation was $240,350 effective October 1, 2023 and payable in semi-monthly instalments.  The Begic Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts". Mr. Begic is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the "Mgudlwa Employment Agreement"), Mlibo Mgudlwa is engaged as Vice-President of PTM RSA. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa's annual compensation effective October 1, 2023 was Rand 2,770,554 (approximately $176,120) and payable in semi-monthly instalments. Mr. Mgudlwa is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated January 22, 2022 (the "Engelbrecht Employment Agreement"), Schalk Engelbrecht is engaged as Finance Executive of PTM RSA. Pursuant to the Engelbrecht Employment Agreement, Mr. Engelbrecht's compensation effective October 1, 2022 was Rand 2,880,187 (approximately $217,513) and payable in semi-monthly installments. Mr. Engelbrecht is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. The closing price of the Common Shares on the TSX on August 29, 2025 was $2.18.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not been vested (2) (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Frank Hallam	500,000 300,000 159,000 126450	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 104,940 83,457	163,349	356,101	Nil
Gregory Blair	52,500 108,000 57,300 45,600	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 37,818 30,096	46,250	100,825	Nil

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Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not been vested (2) (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Kresimir (Kris) Begic	225,000 180,000 95,400 75,900	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 62,964 50,094	68,900	150,202	Nil
Mlibo Mgudlwa	45,000 45,000 15,900 18,600	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 10,494 12,276	53,900	117,502	Nil
Schalk Engelbrecht	99,000 54,000 60,000 31,800 27,000	3.90 2.32 2.37 1.52 1.93	Aug 9, 2026 Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A N/A 20,988 17,820	57,250	124,805	Nil
____________________________________

Notes:

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $2.18, and the exercise or base price of the option.

(2) Share-based awards to NEOs in table above are equivalent to unvested RSUs as at August 31, 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the financial year ended August 31, 2025. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of the Common Shares on the TSX at the close of the particular 2025 vesting date and the exercise price of the Option. The value of the share-based awards vested during the year in the table below is the closing price of the Common Shares on the TSX as at the 2025 vesting date. The non-equity incentive plan compensation earned during the year in the table below represents the NEOs 2025 cash bonuses.

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Frank Hallam	27,030	165,182	92,100
Gregory Blair	9,741	38,929	14,000
Kresimir (Kris) Begic	16,218	66,255	33,700

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Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mlibo Mgudlwa	4,055	41,641	16,821
Schalk Engelbrecht	5,406	50,771	18,519

____________________________
Note:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the Options on the vesting date.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements (the "Employment Agreements") in respect of remuneration received or that may be received by the NEOs in the Company's most recently completed financial year or current financial year in respect of compensating such NEO in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

For purposes of the Employment Agreements:

"Change of Control" means:

(a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares which, when added to all other Common Shares at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares;

(b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's Board who were not nominees of the Company's incumbent Board at the time immediately preceding such election;

(c) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; and

"Good Cause" means the occurrence of one of the following events without the NEO's written consent:

(a) upon the material breach of any material term of the employment agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the NEO to the Company;

(b) a material reduction in the NEO's responsibilities, title or reporting, except as a result of the NEO's disability;

(c) any reduction by the Company in the NEO's then current annual salary; or

(d) relocation of the NEO's principal office location by more than 25 kilometres.

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Under the terms of the Employment Agreements, the NEOs are provided with specific payments in the event of termination as follows:

  Resignation: Pursuant to the Hallam Employment Agreement, the Blair Employment Agreement, the Begic Employment Agreement and the Engelbrecht Employment Agreement, each of Frank Hallam, Gregory Blair, Kresimir (Kris) Begic and Schalk Engelbrecht (each hereinafter referred to as "Hallam", "Blair", "Begic" and "Engelbrecht", respectively) may resign by giving 90 days' written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the "Final Wages"). Pursuant to the Mgudlwa Employment Agreement, Mlibo Mgudlwa (hereinafter referred to as "Mgudlwa") may resign by giving 30 days' written notice.

  Termination for Cause:  The Company has the right to terminate the NEO's employment at any time for just cause.  In such event, the NEO shall not be entitled to any compensation or notice but shall be entitled to receive Final Wages.

  Termination without Cause and Resignation for Good Cause:   If Hallam, Blair or Begic are terminated without cause or resign for Good Cause (as defined above), the Company will pay them the following severance (the "Severance"):

✓ the Final Wages;

✓ an additional amount equal to 24 months annual salary to Hallam; 12 months annual salary plus one month per completed calendar year of employment after 2022, subject to an overall cap of 24 months to Blair; and 12 months annual salary to Begic (the "Severance Period"); and

✓ each of Hallam, Blair and Begic's current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

  Termination or Resignation for Good Cause following a Change of Control:  In the case of either a termination or resignation for Good Cause following a Change of Control, the Company will pay severance as follows (the "COC Severance"):

✓ Final Wages;

✓ an additional amount equivalent to 24 months' annual salary to Hallam, Begic and Engelbrecht, and equivalent to 12 months, plus one month per completed calendar of employment after 2022, subject to an overall cap of 24 months to Blair (the "COC Severance Period");

✓ an additional lump sum equal to the sum of the amounts paid as bonuses to each of Hallam, Blair and Begic in respect of the completed three bonus years preceding the date of termination divided by 36, and to Engelbrecht in respect of the completed full year preceding the date of termination divided by 12 (the "Average Monthly Bonus") multiplied by the number of completed months in the current bonus year through to the termination date;

✓ an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period for each of Hallam, Blair and Begic;

✓ each of Hallam, Blair and Begic's current benefits will continue until the earlier of the end of the COC Severance Period or the receipt of similar benefits through other employment; and

✓ Engelbrecht's current benefits will continue until the earlier of the end of 12 months after the Change of Control or Engelbrecht obtaining alternate coverage.

In addition, Hallam, Blair, Begic and Engelbrecht shall have a special right to resign on one month written notice, which must be delivered within 60 days following a Change of Control, in which case they will be entitled to receive the COC Severance.

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Upon a Change of Control, any non-vested Options held by Hallam, Blair, Begic and Engelbrecht will be deemed vested. Where the Change of Control is a transaction in which the Common Shares are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit each of Hallam, Blair, Begic and Engelbrecht, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the Options shall revert to their original terms, including as to vesting and all Options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

No Termination or Change of Control payments are payable to Mgudlwa pursuant to the Mgudlwa Employment Agreement.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2025, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
Frank Hallam	N/A	950,000	1,122,800
Gregory Blair	N/A	210,610	242,641
Kresimir (Kris) Begic	N/A	246,359	554,286
Mlibo Mgudlwa	N/A	N/A	N/A
Schalk Engelbrecht	N/A	N/A	482,390

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, Change of Control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, Hallam, Blair, Begic and Engelbrecht have agreed to:

  devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

  not divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

  not participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

  communicate immediately to the directors all business opportunities which come to them in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as of August 31, 2025, there were no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO's employment with the Company or its subsidiaries, a Change of Control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a Change of Control.

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PLATINUM GROUP METALS LTD.

Clawback Policy

The Clawback Policy, as amended, was adopted to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), along with related rules and the listing standards of the applicable stock exchange on which the Common Shares are listed.

The Clawback Policy applies if the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (a "Financial Restatement"), and the result of such Financial Restatement is that any incentive-based compensation received by any executive officer of the Company during the recovery period would have been lower had it been calculated based on such restated results.

If a Financial Restatement occurs and the Board or its designees (the "Clawback Policy Administrators") determine that that the amount of any incentive-based compensation received by any executive officer of the Company during the recovery period (the "Awarded Compensation") would have been a lower amount had it been calculated based on such restated financial results (the "Actual Compensation"), then the Clawback Policy Administrators shall, except as provided below, cancel, rescind, or otherwise seek to recover reasonably promptly from such executive officer for the benefit of the Company, and such executive officer will be required to forfeit or repay to the Company, the difference between the Awarded Compensation and the Actual Compensation without regard to any taxes paid.

The Clawback Policy Administrators shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Clawback Policy Administrators determine that it is impracticable to do so, in accordance with Rule 10D-1 of the Exchange Act, and the rules of the applicable stock exchange.

A Financial Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in authorized share structure.

PART V - COMPENSATION OF DIRECTORS

The following table describes all amounts of compensation provided to the non-NEO directors of the Company for the financial year ended August 31, 2025 (table denominated in Canadian Dollars)

Director Name (1)	Fees Earned (2) ($)	Share- Based Awards ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation (4) ($)	All Other Compensation ($)	Total ($)
Timothy Marlow (5)	91,695	Nil	32,563	Nil	Nil	124,258
Diana Walters (5)	112,731	Nil	32,563	Nil	Nil	145,294
John Copelyn (6)	77,671	Nil	32,563	Nil	Nil	110,234
Stuart Harshaw (5)	112,731	Nil	32,563	Nil	Nil	145,294
Mpho Makwana (7)	77,671	Nil	33,466	Nil	Nil	111,137

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_________________________

Notes:

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.

(2) This Compensation of Directors Table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.

(3) Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's Options.

(4) Expense associated with vesting DSUs from grants in previous years.

(5) Fees paid as to 50% in cash and 50% in DSUs.

(6) Fees paid as to 100% in DSUs.

(7) Fees paid as to 65% in cash and 35% in DSUs.

SCHEDULE OF DIRECTORS' FEES AND NARRATIVE DESCRIPTION

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended August 31, 2025.

Except as noted below, none of the Company's current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company's most recently completed financial year.

The fees payable during calendar year 2025 to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and were as follows:

Board or Committee Name	Annual Retainer (US$)	Per Diem (US$)
Board of Directors	$55,493.50	Nil
Board Chairman	$15,000	Nil
Chair of the Audit Committee	$15,000	Nil
Other Committee Chairs	$10,000	Nil
Special Assignments	Nil	$1,000/day

Directors' fees are recommended by the Compensation Committee based on the Peer Group.  This recommendation is then subject to the approval of the Board.

OUTSTANDING SHARE BASED AWARDS AND OPTION-BASED AWARDS TO DIRECTORS

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-NEO directors.  The closing price of the Company's Common Shares on the TSX on August 31, 2025 was $2.18.

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	Option-Based Awards				Share-Based Awards (2)
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Timothy Marlow	21,000 51,000 27,000 21,000	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 17,820 13,860	Nil	Nil
Diana Walters	21,000 51,000 27,000 21,000	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 17,820 13,860	Nil	Nil
John Copelyn	21,000 51,000 27,000 21,000	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 17,820 13,860	Nil	Nil
Stuart Harshaw	21,000 51,000 27,000 21,000	2.32 2.37 1.52 1.93	Dec 15, 2026 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 17,820 13,860	Nil	Nil
Mpho Makwana	21,000 51,000 27,000 21,000	2.35 2.37 1.52 1.93	Feb 28, 2027 Oct 3, 2027 Oct 2, 2028 Oct 1, 2029	N/A N/A 17,820 13,860	Nil	Nil

_____________________
Notes:

(1) This amount is calculated based on the difference between the market value of the securities underlying the Options at the end of the most recently completed financial year, which was $2.18, and the exercise or base price of the Option.

(2) This amount is comprised of DSUs credited in lieu of past deferred Board fees awards under the Company's non-equity incentive Existing DSU Plan which will ultimately be settled in cash.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each non-NEO director during the most recently completed financial year for each incentive plan award.

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Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year (3) ($)
Timothy Marlow	31,680	Nil	Nil
Diana Walters	31,680	Nil	Nil
John Copelyn	31,680	Nil	Nil
Stuart Harshaw	31,680	Nil	Nil
Mpho Makwana	31,680	Nil	Nil

Notes:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the Options at year end.

(2) This amount is comprised of the value of the DSU unit awards on the date of vesting under the Company's non-equity incentive Existing DSU Plan which will ultimately be settled in cash.

(3) Expense associated with vesting DSUs from awards in previous years.

EXISTING DEFERRED SHARE UNIT PLAN FOR DIRECTORS

In February 2017, the Board adopted the Existing DSU Plan which was further amended and restated in January 2025 to align the redemption rights of non-U.S. DSU Participants with the redemption rights of U.S. DSU Participants, thereby giving the DSUP Administrators the ability to defer payment for a year following the non-U.S. DSU Participant Termination of Board Services (as defined below).

The following is a summary of the principal terms of the Existing DSU Plan:

Eligible Participants

The Existing DSU Plan permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees"). Only Eligible Directors are permitted to participate in the Existing DSU Plan (the "DSU Participants").

Administration of the Existing DSU Plan

The Existing DSU Plan is administered by the Board, or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the "DSUP Administrators").

Issuance of DSUs

With respect to the conversion of Board Fees into DSUs, each DSU Participant may, under the Existing DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a DSU Participant will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. DSU Participant will be entitled to make an election under the Existing DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected DSU Participants, and all DSU Participants on the date hereof, will have 30 days from the date of his/her appointment or the date the Existing DSU Plan is effective, as applicable, to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

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If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the Existing DSU Plan in the manner set out in the Existing DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more DSU Participants for the purposes of providing additional equity related remuneration to such DSU Participants in respect of future services as a DSU Participant. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company's performance and will have the flexibility under the Existing DSU Plan to apply such vesting criteria to particular awards of DSUs. The Existing DSU Plan will also provide that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant's death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the Existing DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Redemption of DSUs

Canadian DSU Participants will not be entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a "Termination of Board Service"), or termination of service as a salaried officer or employee, if applicable.

Except with respect to  a "U.S. Participant" (defined below), the Company will redeem all of the vested DSUs recorded in the account of a DSU Participant (or, in the case of death of such DSU Participant, such DSU Participant's legal representative) following Termination of Board Service (provided the DSU Participant is not at that time a salaried officer or an employee of the Company or a related corporation and subject to compliance with all applicable securities laws and regulations) on one or more dates specified by the DSUP Administrators in their sole discretion occurring on or after the date of such Termination of Board Service (a "Redemption Date"). Such Redemption Date(s) shall not, in any event, be later than December 31 of the first calendar year commencing after the time of such Termination of Board Service.

Notwithstanding the foregoing, if a DSU Participant who is not a U.S. Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall not be eligible to have any of such DSU Participant's DSUs redeemed prior to the date (the "Separation Date") which is the later of: (A) the date of the DSU Participant's cessation of employment with the Company or its related corporation, if applicable, and (B) the date of the DSU Participant's Termination of Board Service. In no circumstances will a Redemption Date in respect of such DSU Participant's DSUs be later than December 31 of the first calendar year commencing after the time of such Separation Date.

Pursuant to the Existing DSU Plan, a "U.S. Participant" means a DSU Participant who is a citizen of the United States or a resident of the United States, as defined in the Internal Revenue Code of 1986, as amended (the "Revenue Code") and any other DSU Participant who is subject to tax under the Revenue Code with respect to DSUs granted pursuant to the Existing DSU Plan. The DSUs of a U.S. Participant will be redeemed during the calendar year following the year in which the U.S. Participant experiences a "Separation From Service" (as defined in the Revenue Code) on Redemption Date selected by the Company. In the event the U.S. Participant is a "Specified Employee" (as defined in the Revenue Code) at the time of the Separation from Service, no payment will be made prior to the date that is 6 months and one day following such Separation from Service, except as further described in the Plan.

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Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant's legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the applicable Redemption Date, net of any applicable deductions and withholdings. The Existing DSU Plan will not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the Existing DSU Plan.

Fair Market Value

Fair Market Value of a Common Share on a day means the weighted average trading price of a Common Share on any stock exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the DSUP Administrators in their sole discretion with reference to such factors or such information as the DSUP Administrators in their discretion deem appropriate.

Rights as a Shareholder

Under no circumstances shall the DSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares

Reorganization Adjustments

The Existing DSU Plan provides that, in the event of any declaration of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company or other distribution (other than normal course cash dividends) of Company assets to holders of Common Shares or any other corporate transaction or event involving the Company or affecting the Common Shares, the DSUP Administrators, in the DSUP Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the DSUP Administrators consider fair or equitable, in such manner as the DSUP Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of DSUs recorded in each Participant's account, provided that the value of any DSUs recorded in a Participant's account immediately after such an adjustment, as determined by the DSUP Administrator, shall not exceed the value of the DSUs recorded in a Participant's account prior thereto, as determined by the DSUP Administrator. Notwithstanding the foregoing, with respect to DSUs of U.S. Participants, such changes or adjustments must be in accordance with the requirements of Section 409A of the Revenue Code.

Change of Control

Notwithstanding any other provision of the Existing DSU Plan, all unvested DSUs shall vest immediately prior to a Change of Control, as defined in the Existing DSU Plan.

Taxes and Source Deductions

The Existing DSU Plan also contains provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the Existing DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

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Amendment or Termination of Existing DSU Plan

The DSUP Administrators may from time to time in the absolute discretion of the DSUP Administrators amend, modify and change the provisions of the Existing DSU Plan or terminate the Existing DSU Plan. No amendment of the Existing DSU Plan shall operate so as to deprive a Participant of any rights acquired prior to the date of such amendment without such Participant's consent in writing. Any such amendment or termination shall be such that the Existing DSU Plan continuously meets the requirements of paragraph 6801(d) of the Regulations to the Tax Act or any successor to such provision and of Section 409A of the Revenue Code to the extent applicable.

Transferability

A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's DSUs or any rights the Participant has under the Existing DSU Plan, other than pursuant to a will or by the laws of descent and distribution as permitted under the Existing DSU Plan.

For the period from January 1, 2025 to December 31, 2025, each of the five Eligible Directors made a formal election regarding the form of payment of Board Fees.  As a result, Board Fees were paid as follows: one Eligible Director received 100% in DSUs; three Eligible directors received 50% in cash and 50% in DSUs; and one Eligible Director received 65% in cash and 35% in DSUs.

For the period from January 1, 2026 to December 31, 2026, four of the five Eligible Directors made formal elections with respect to the payment of Board Fees. Accordingly, Board Fees will be payable as follows: one Eligible Director will receive 100% in DSUs; two Eligible Director will receive 50% in cash and 50% in DSUs; and one Eligible Director will receive 65% in cash and 35% in DSUs. No DSU election was made by the remaining Eligible Director, who will therefore receive Board Fees entirely in cash.

During the financial year ended August 31, 2025, the Company credited an aggregate of 136,784 DSUs in lieu of Board Fees.  If adopted and approved by shareholders at the Meeting, the 2026 Amended and Restated DSU Plan will govern all of the outstanding DSUs and the Existing DSU Plan will no longer be in place.

PART VI - OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Share Compensation Plan as of August 31, 2025, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plan Approved By Shareholders	4,186,335	$2.21(1)	7,070,776
Equity Compensation Plan Not Approved By Shareholders	N/A	N/A	N/A
Total	4,186,335 (2)	$2.21(1)	7,070,776 (3)

Notes:

(1) Pertaining only to the exercise price of outstanding Options.

(2) Comprised of 3,644,520 outstanding Options and 541,815 outstanding RSUs.

(3) Comprised of 11,257,111 securities available for issuance under the Share Compensation Plan as of August 31, 2025 less 3,644,520 outstanding options and 541,815 outstanding RSUs.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017, amended on February 20, 2020 (the "2020 SCP Amendment") and reapproved on February 28, 2023. The Share Compensation Plan governs all grants of RSUs and Options to purchase Common Shares.

The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Share Compensation Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States (each, a "US-SCP Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See "Restricted Share Units - Vesting Provisions" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "Options - Vesting Provisions" below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

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The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "1933 Act") registered by the Company on Form S-8).  Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs.  Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis.  See "Restrictions on the Award of RSUs and Grant of Options" below.  Under the Share Compensation Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

If the 2026 Amended and Restated Share Compensation Plan is approved by the shareholders of the Company at the Meeting, directors, including non-employee and non-executive directors, will be eligible for awards of RSUs.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board, or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the compensation committee of the Board (the "Compensation Committee").  The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan and all other security-based compensation arrangements of the Company will be limited to, in the aggregate, 10% of the issued and outstanding Common Shares at the time of any grant.

As of the Record Date, the Company has 123,405,039 Common Shares issued and outstanding; the aggregate number of Common Shares that may be issuable pursuant to RSUs and Options outstanding under the Share Compensation Plan is 3,858,870 Common Shares (being approximately 3.13% of the issued and outstanding Common Shares and approximately 31.27% of the total Common Shares that may be issuable under the Share Compensation Plan); and the number of Common Shares that are available pursuant to RSUs and Options that may be granted or awarded under the Share Compensation Plan is 8,481,633 Common Shares (being approximately 6.87% of the issued and outstanding Common Shares and approximately 68.73% of the total Common Shares that may be issuable under the Share Compensation Plan).

Assuming approval of the 2026 Amended and Restated DSU Plan by the shareholders at the Meeting, as of the Record Date, the Company would have an aggregate of 4,894,082 Common Shares subject to outstanding equity-based awards (being approximately 3.97% of the issued and outstanding Common Shares and approximately 39.66% of the total Common Shares available for issuance under the Company's security-based compensation arrangements), comprised of 3,246,785 Common Shares issuable pursuant to outstanding Options (2.63% of the issued and outstanding Common Shares), 612,085 Common Shares issuable pursuant to outstanding RSUs (0.50% of the issued and outstanding Common Shares) and 1,035,212 Common Shares issuable pursuant to outstanding DSUs (0.84% of the issued and outstanding Common Shares), and an aggregate of 7,446,421 Common Shares (being approximately 6.03% of the issued and outstanding Common Shares and approximately 60.34% of the total Common Shares available for issuance) would remain available for future issuance under the Company's security-based compensation arrangements.

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Burn Rate

The security-based compensation plan of the Company, as defined under Section 613 of the TSX Company Manual, is comprised of the Share Compensation Plan. The annual burn rate for the Options issued under the Share Compensation Plan was 0.44% for the fiscal year 2025, 0.58% for the fiscal year 2024 and 1.36% for the fiscal year 2023 while the annual burn rate for the RSUs issued under the Share Compensation Plan was 0.24% for the fiscal year 2025, 0.29% for the fiscal year 2024 and 0.27% for the fiscal year 2023.  The burn rate is calculated by dividing the number of securities granted during the relevant fiscal year by the weighted average number of Common Shares outstanding as of August 31 for the applicable fiscal year.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a) the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(b) the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(c) the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d) the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e) the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i) 1% of the Common Shares then issued and outstanding; and

(ii) $1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

The limit on the number of Common Shares reserved for issuance to non-employee directors under the Share Compensation Plan has been amended previously. Pursuant to the 2020 SCP Amendment, the percentage-based limit applicable to non-employee directors, as set out in paragraph (e)(i), above, was increased from 0.25% to 1% of the Common Shares then issued and outstanding.

If the 2026 Amended and Restated Share Compensation Plan is approved by the shareholders of the Company at the Meeting, any Share Compensation Arrangement will be included for purposes of determining the limits in (a)-(e) and the current percentage-based and lifetime value limitations applicable to non-employee directors, as set out in paragraph (e), above, will be replaced with an annual grant value-based limit, pursuant to which the maximum value of Options granted to any non-employee director under the 2026 Amended and Restated Share Compensation Plan shall not exceed an annual grant value of $100,000, and the maximum combined annual value of all grants to such non-employee director under any other share compensation arrangement or security-based compensation arrangement of the Company or its subsidiaries shall not exceed an annual grant of $150,000. The foregoing limitations would not apply where the Company is making an initial grant to a new non-employee director upon that person joining the Board, or for grants made in lieu of directors' fees payable in cash on a value-for-value basis.

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Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time. Note that if the 2026 Amended and Restated Share Compensation Plan is approved by the shareholders of the Company at the Meeting, this limit will be removed.

(a) Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

(b) Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may be determined by the  SCP Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a SCP Participant for each RSU that vests may fluctuate based on the Company's performance and/or the market price of the Common Shares, in such manner as determined by the SCP Administrators; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the SCP Administrators' current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and Common Shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 90 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and Common Shares delivered following the date of vesting of such RSU as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

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Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time. Note that if the 2026 Amended and Restated Share Compensation Plan is approved by the shareholders of the Company at the Meeting, this limit will be removed.

(a) Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan's reserve.

(b) Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause each Option held by the SCP Participant, whether or not then exercisable, will automatically be cancelled and may not be exercised by the SCP Participant.

(d) Other Terms

Cashless exercise of Options shall only be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the SCP Administrators , a sufficient number of  the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the SCP Administrators from time to time.  The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the SCP Administrators in compliance with applicable laws.

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The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the "Fair Market Value" of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Revenue Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan, or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment , as determined by the SCP Administrators, shall not exceed the value of such Option or RSU prior thereto, as determined by the SCP Administrators. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Revenue Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

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If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Revenue Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded, or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(c) be subject to shareholder approval, where required, by the requirements of the TSX and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v) the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi) the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii) the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

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(viii) change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g) amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

If the 2026 Amended and Restated Share Compensation Plan is approved by the shareholders of the Company at the Meeting, shareholder approval will have been obtained for purposes of permitting the award of RSUs to non-employee directors of the Company and future shareholder approval would be required to change the limitations on the award of RSUs to non-employee directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a) is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c) has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

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PLATINUM GROUP METALS LTD.

For the purposes of (a)(i) and (a)(ii) above, an "order" means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Mr. Hallam was a director of Nextraction Energy Corp. ("Nextraction") until May 14, 2020. Nextraction was previously subject of Cease Trade Orders issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 31, 2014.  The Cease Trade Orders were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma. On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure. On June 10, 2020, Ms. Walters advised the Company that her duties as a board member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than previously described in this Information Circular, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

In fiscal 2018, the Company closed a private placement with HCI's subsidiary Deepkloof Limited, whereby HCI acquired a right to nominate one person to the board of directors of the Company (which has been exercised) and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  During the financial year ended August 31, 2025, the Company closed a non-brokered private placement with Deepkloof for 800,000 Common Shares at a price of US$1.26 per share for gross proceeds of US$1,008,00.00, maintaining HCI's indirect ownership in the Company at approximately 26% at the time of the private placement.  As of Record Date, HCI's indirect ownership of the Company was reported at 27,767,994 Common Shares, representing a 22.50% interest in the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular or as disclosed below, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

2026 Management Information Circular	51

PLATINUM GROUP METALS LTD.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees, companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee's charter, the composition of the audit committee and the fees paid to the external auditor.  Please refer to the Company's Annual Information Form ("AIF") dated November 26, 2025, under "Item 17 Audit Committees", which also forms a part of the Company's Annual Report on Form 40-F ("Form 40-F") dated November 26, 2025.  Copies of the AIF and Form 40-F have been filed on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and the Company will, upon request from a shareholder, provide copies of the AIF and Form 40-F free of charge.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca under Search - Profiles - Platinum Group Metals Ltd.  The Company's financial information is provided in the Company's comparative audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website.  Shareholders of the Company may request copies of the Company's audited consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, attention Frank Hallam, President; or by telephone at 604-899-5450.

2026 Management Information Circular	52

PLATINUM GROUP METALS LTD.

SCHEDULE "A" - CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Disclosure Requirement	Company's Approach
1. Board of Directors
(a) Disclose identity of directors who are independent.

The Board is currently comprised of six directors, one of whom (Frank R. Hallam) has been a director since the Company's recognition date in 2002 and is the Company's current President and CEO. The following directors have been determined by the Board to be independent, in accordance with National Instrument 58-101, as they are not members of management and, in the view of the Board, they do not have a relationship which could be reasonably expected to, interfere with the exercise of their independent judgement, other than interests and relationships arising from shareholding: Diana Walters, John Copelyn, Timothy Marlow, Stuart Harshaw and Mpho Makwana.

Mr. Copelyn is the Chief Executive Officer of HCI, one of the major shareholders of the Company as disclosed in the Information Circular to which this schedule is attached. In determining that Mr. Copelyn is independent, the Board and the Governance and Nomination Committee have considered a number of factors, including that:

  Mr. Copelyn is not a member of management and receives no compensation from the Company other than fees in relation to his services as a director;
  Mr. Copelyn does not personally own, directly or indirectly, any common shares of the Company and has advised the Company that he beneficially owns approximately 9% of the shares of HCI;
  HCI has not sought to exercise control over management or the policies of the Company; and
  Mr. Copelyn has demonstrated, since becoming a member of the Board in 2018, that he has an interest in the viability, growth and prosperity of the Company and is committed to corporate governance practices that include the engagement and oversight of effective management, as well as the election of independent directors.
  In the view of the Board and the Governance and Nomination Committee, Mr. Copelyn is able to and does represent the interests of shareholders as he fulfills his duties on the Board. The Board and the Governance and Nomination Committee will continue to periodically review Mr. Copelyn's independence.

(b) Disclose identity of directors who are not independent and describe the basis for that determination.	The Company's non-independent director is Frank R. Hallam, the Company's President. Mr. Hallam is a non-independent director as he has a material relationship with the Company by virtue of his senior executive positions with the Company.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Board is independent.

2026 Management Information Circular	A-1

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following proposed directors are currently also directors of other issuers as listed:
	Director	Company
	Diana Walters	Trilogy Metals Inc. (TSX, NYSE American) NuScale Power Corporation (NYSE)
	Frank Hallam	West Vault Mining Inc. (TSXV)
John Copelyn	Hosken Consolidated Investments Limited and its subsidiaries Southern Sun Limited, Deneb Investments Limited, Tsogo Sun Gaming Limited and eMedia Holdings Ltd. (JSE) (1)
Montauk Renewables, Inc. (NASDAQ)
Africa Energy Corp. (TSX-V, NASDAQ)
	Stuart Harshaw	Nickel Creek Platinum Corp. (TSX, OTCQB) International Tower Hill Mines Ltd. (TSX, NYSE American)
	Mpho Makwana	Invicta Group Limited (JSE) (1) Delta Property Fund (JSE) (1)
Note: (1) Johannesburg Stock Exchange.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. During the financial year ended August 31, 2025 the independent directors held four sessions at which the non-independent director and members of management were not in attendance. The independent directors exercise their responsibilities for independent oversight of management and provide leadership through their majority position on the Board and ability to meet independently of management whenever deemed necessary. Diana Walters, non-executive Chair of the Board, chairs the meetings of the independent directors and reports to the Board as required.
(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Diana Walters is the non-executive Chair of the Board and is an independent director. Ms. Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating roles. The Chair's role is to facilitate and chair discussions among the Company's directors, and to facilitate communication between the directors and management. The Chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company. The Chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company's activities.

2026 Management Information Circular	A-2

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	Director and Committee members' attendance at Board and Committee meetings held during the financial year ended August 31, 2025 is as follows:
	Director Name	Board	Committees				Ind. Directors
			Audit	Comp.	G&N	EHST
	Diana Walters	5/5	N/A	2/2	2/2	-	4/4
	Frank Hallam	5/5	N/A	N/A	N/A	N/A	N/A
	Timothy Marlow	5/5	4/4	2/2	2/2	-	4/4
	John Copelyn	5/5	N/A	N/A	N/A	N/A	4/4
	Stuart Harshaw	5/5	4/4	2/2	N/A	-	4/4
	Mpho Makwana	5/5	4/4	N/A	2/2	N/A	4/4

2. Board Mandate
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company's Articles of Incorporation; the Company's Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board's committees and other applicable laws and policies. A majority of the members of the Board shall be independent within the meaning of all applicable Canadian and U.S. securities laws and the rules of the TSX and the NYSE American, unless exempted thereunder. No NYSE American employee or floor member may serve on the Board.

The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a. Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. Strategic Planning

The Board is actively involved in the Company's strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which considers the opportunities and risks of the business.

Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Company and reviews opportunities and assesses risks so that the plan can be adjusted.

2026 Management Information Circular	A-3

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach

c. Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

d. Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

e. Disclosure Policy

The Timely Disclosure, Confidentiality and Insider Trading Policy govern communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, provides oversight and monitors internal control and management information systems.

g. Approach to Corporate Governance

The Board has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company's Guide to Corporate Governance. The Board is also responsible for identifying individuals qualified to become new board members and recommending the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Board.

2026 Management Information Circular	A-4

PLATINUM GROUP METALS LTD.
Disclosure Requirement	Company's Approach

h. Feedback

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees and conducts annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board's expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

j. Meetings

The Board shall meet on at least a quarterly basis. In addition, the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

3. Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The chair of each of the Audit Committee, Compensation Committee, Governance and Nomination Committee, and EHST Committee has a clear written charter from the Board to carry out his/her responsibilities.  Please refer to: (i) section 3 of the text of the Audit Committee Charter in the AIF for a description of the Audit Committee responsibilities; (ii) item 9 below and the AIF for a description of the Governance and Nomination Committee responsibilities; and (iii) item 7 below and the AIF for a description of the Compensation Committee responsibilities.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board. The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board. The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

2026 Management Information Circular	A-5

Disclosure Requirement	Company's Approach
4. Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding:

 (i) The role of the Board, its committees and its directors, and

 (ii) The nature and operation of the issuer's business.

Proposed new directors are provided with an information package regarding the business and operations of the Company which fully apprises them of such matters and of the duties and responsibilities of the directors pursuant to applicable law and policy. Orientation of new directors includes briefings with the Chair of the Board, the Audit, Compensation and Governance and Nomination Committees and the independent directors. New directors also receive access to senior management to being oriented on relevant issues, current business strategies and historical information about the Company. They are also provided with all corporate charters, position descriptions and policies.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) Disclose how a person or company may obtain a copy of the code;

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Code of Business Conduct and Ethic

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") for the directors, officers and employees of the Company. The Code of Conduct is filed on SEDAR+ at www.sedarplus.ca and is also available at www.platinumgroupmetals.net under Corporate Governance. The Code of Conduct is provided to each director, officer, employee and consultant on an annual basis. In addition, if the Code of Conduct is amended or revised, then a new copy is distributed. The Governance and Nomination Committee monitors compliance with the Code of Conduct. To ensure adherence to the Code of Conduct and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns (refer to Whistleblower Policy below). To date, the Company has not been required to file a material change report relating to a departure from the Code.

Whistleblower Policy

In order to carry out its responsibilities under the Audit Committee Charter, the Audit Committee has adopted a standalone Whistleblower Policy, which is to augment the existing reporting violations and whistleblowing provisions found within the Code of Conduct; Timely Disclosure, Confidentiality Insider Trading Policy; and Business Integrity Policy. The Whistleblower Policy outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company (collectively, the "Covered Persons") regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, internal accounting controls or auditing matters (collectively, the "Accounting Concerns"), without fear of retaliation of any kind. Any Covered Person with an Accounting Concern relating to the Company, or any subsidiary of the Company may submit their Accounting Concern in writing, by telephone or e-mail by forwarding it to the Chairman of the Audit Committee or to the Company's outside counsels. All submissions will be treated in a confidential and sensitive manner, and the Covered Person may have the option to remain anonymous. Further, a submission regarding an Accounting Concern may be made by a Covered Person without fear of dismissal, discipline, demotion, suspension, threat, retaliation or in any manner discrimination against any such Covered Person who submits in good faith an Accounting Concern or provides assistance to the Committee or its designee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating an Accounting Concern. Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions. The Whistleblower Policy is reviewed by the Audit Committee on an annual basis, and it is posted at www.platinumgroupmetals.net under Corporate Governance.

2026 Management Information Circular	A-6

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
Commitment to Anti-Bribery Conduct
The Code of Conduct emphasizes a theme that is also central to the Company's commitment to anti-bribery conduct: be ethical. The Company is committed to acting in line with applicable anti-bribery law, its values and principles. Platinum Group's business activities are based quality, and service, and the Company does not provide bribes or other improper incentives. The Commitment to Anti-Bribery Conduct (the "Anti-Bribery Conduct") has been designed and adopted to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law, including the Canadian Corruption of Foreign Public Officials Act, S.C. 1998, c.34, the U.S. Foreign Corrupt Practices Act, 1977, and the South African Prevention and Combating of Corrupt Activities Act, 2004.
The Company is committed to adhere to the utmost integrity and professionalism in its business activities and expects adherence to the Anti-Bribery Conduct by its directors, officers, employees, contractors, and "stakeholders" (being any group or individual who can affect or is affected by the achievement of the Company's objectives, including third parties who interact with government officials on the Company's behalf).
Any violation of the Anti-Bribery Conduct will be taken seriously and will lead to the imposition of appropriate disciplinary measures, up to and including termination of employment/consulting arrangements.
All known or suspected violations of the Anti-Bribery Conduct should be reported either directly to the Ethics Officer, Governance and Nomination Committee Chair or as otherwise permitted under the Company's internal reporting procedures. As set out in the Code of Conduct the Company will not allow any harassment, retaliation or any type of discrimination against a director, officer, employee or contractor who acts in good faith in reporting any violation. The Anti-Bribery Policy will be reviewed by the Governance and Nomination Committee on an annual basis, and it is posted at www.platinumgroupmetals.net under Corporate Governance.

2026 Management Information Circular	A-7

Disclosure Requirement	Company's Approach
Human Rights Policy
The Company is committed to promoting a culture of respect for human rights and inclusion. To meet its commitment, the Company strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes and seeks constructive dialogue and partnerships with stakeholders affected by its activities.
In December 2021, the Company formalized and adopted a human rights policy (the "Human Rights Policy"), which confirms the Company's committed to promoting a culture of respect for human rights and inclusion. A copy of the Human Rights Policy is available at www.platinumgroupmetals.net under Corporate/ Governance.
(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors with an interest in a material transaction are required to declare their interest and not participate in, and not vote as a director on, any decision or resolution touching on such transactions. In addition, the Code of Conduct requires all directors to obtain the specific permission of the Company's Audit Committee or Governance and Nomination Committee (or the Board as a whole, if the potential conflict involves a member of the Audit Committee or the Governance and Nomination Committee) prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.
(c) Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.	The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has adopted the Code of Conduct which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company's commitment and compliance with the Code of Conduct, and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code of Conduct. The Board has also adopted the Commitment to Anti-Bribery Conduct which has been designed to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law.
6. Nomination of Directors
(a) Describe the process by which the Board identifies new candidates for Board nomination	The Governance and Nomination Committee serves the function of a nominating committee and is formally responsible for coordinating the recruitment and recommendation of new candidates and for recommending such candidates to the Board. When contemplating a new Board member, the Governance and Nomination Committee considers the current strengths, skills and experience on the Board and the strategic direction of the Company and assesses the competencies and skills of the current Board members. Based on the expertise already represented on the Board, the Corporate Governance and Nomination Committee then identifies the desired qualifications, demographics, skills and experience for potential directors in light of the opportunities and risks facing the Company. Potential candidates are screened to ensure they possess the requisite qualities including integrity, business judgment and experience, business or professional experience, mining and/or natural resource experience, Environmental, Social and Governance experience, independence from management, international experience, financial literacy, communications skills, the ability to work well with the Board and management and the amount of time and resources the proposed nominee can devote as a member of the Board. The Governance and Nomination Committee, from time to time, hires an independent executive search firm to assist in the search for new members.
The Governance and Nomination Committee is responsible for making recommendations on the long-term plan for the composition of the Board and maintaining a list of future candidates for Board membership. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

2026 Management Information Circular	A-8

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Board has a Governance and Nomination Committee composed entirely of independent directors. The Governance and Nomination Committee is composed of Timothy Marlow (Chair), Mpho Makwana and Diana Walters.
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year and has used an outside search firm for qualified candidates.
7. Compensation
(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers	The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement for directors. Directors' compensation is in the form of Options, DSUs and annual fees. The Company's Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee is composed of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee's primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company's compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

2026 Management Information Circular	A-9

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
8. Other Board Committees
If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	The Company's additional standing committees are the Governance and Nomination Committee and the EHST Committee. The EHST Committee is composed of independent directors Stuart Harshaw (Chair), Timothy Marlow and Diana Walters.
The EHST Committee's primary responsibility is to advise the CEO and CFO with respect to overseeing capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, safety, financial and scheduling perspective and is responsible for developing and monitoring standards for ensuring a healthy work environment and promoting sustainable development. For additional information regarding the EHST Committee, see section titled "Governance Matters" in Schedule "B" - ESG Practices attached to this Information Circular.
In addition, the Company has a Disclosure Committee which was established by the CEO and the CFO (together, the "Certifying Officers") to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company. The Disclosure Committee is composed of the Certifying Officers, and director Timothy Marlow.
9. Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.	The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives. The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board and will conduct regular assessments in accordance with its mandate. Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.
10. Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate board renewal, the Governance and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the composition of the Board.

2026 Management Information Circular	A-10

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
11. Policies Regarding the Representation of Women on the Board

(a)  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors.  If the issuer has not adopted such a policy, disclose why it has not done so.

The Board currently has one female director, who also serves as Chair, representing 17% of the directors standing for election. In identifying suitable candidates for nomination to the Board, the Governance and Nomination Committee and the Board base their decision on merit, rather than gender, assessing whether a candidate's skills and experience align with the requirements of  a Board position. Given the Company's current stage of development and the effectiveness of existing nomination and appointment procedures in identifying appropriate candidates, the Board has determined that it is not necessary at this time to adopt a written policy specifically regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in connection with its nomination and appointment procedures.

(b)  If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

See item 11 above.
13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

See item 11 above.

2026 Management Information Circular	A-11

PLATINUM GROUP METALS LTD.

Disclosure Requirement	Company's Approach
14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)  For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

 (i)    the target, and

 (ii) the annual and cumulative progress of the issuer in achieving the target.

See item 11 above.
15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

For additional disclosure in respect of the Company's directors and executive officers, please see sections titled Election of Directors and Compensation Discussion and Analysis of this Information Circular.

2026 Management Information Circular	A-12

1

SCHEDULE "B" - ESG PRACTICES

The following is a description of the Company's Environmental, Social and Governance ("ESG") practices:

ESG Approach and Objectives

The Company and its subsidiaries are committed to conducting business in a responsible and sustainable manner. The Company's core ESG values are:

  maximizing the positive effect of the Company's projects and operations for all stakeholders;

  caring for the environment in which the Company operates;

  contributing to both the short-term and long-term development of the Company's host communities;

  ensuring safe and secure workplaces for the Company's employees;

  contributing to the welfare of the Company's employees and local communities; and

  promoting good corporate governance, through openness, transparency, and accountability.

The Company continues to work on enhancements to its community engagement processes for all its mining and environmental matters.  The Company considers all stakeholders and confirms its commitment to the health and safety of all employees and surrounding communities.  The Company's ESG objectives include:

  reducing planned water consumption;

  attaining full compliance with regulations and reporting of greenhouse ("GHG") emissions;

  achieving minimum impact on vegetation and supporting and enabling local biodiversity;

  reducing planned industrial waste;

  resolving individual community member grievances;

  continuing and improving stakeholder communication and engagement programs;

  achieving zero significant environmental incidents; and

  reducing planned power consumption.

ESG Reporting and Assessment

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project.  The Company wishes to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  The Company's social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  The Company's environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, GHG emissions, and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

The Company has worked with Digbee Ltd. ("Digbee") since 2021 to independently assess its ESG development and disclosure at both the corporate and project level as it moves toward the construction phase of the Waterberg Project. The Digbee ESG platform is aligned with over 25 global reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

As part of the Waterberg Mining Right application process, the Company developed a wide-ranging set of studies and plans in relation to potential ESG impacts. These studies and plans were leveraged to form the basis of the Digbee ESG assessment and subsequent outcomes.

2026 Management Information Circular	B-1

2

For 2025, an independent team of Digbee ESG experts evaluated the Company's ESG submission against a set of rigorous and standardized scoring criteria. To ensure accuracy and credibility, these scores were finalized after being peer reviewed. As of October 2025, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.

Awarded ESG Ratings (October 2025)

The total score shown above is the calculated average of the corporate and project scores which are displayed on the right.  While there is little that can be done to influence project context scores, they reflect the inherent risk of the environment in which the Company operates.  In contrast, project action scores reflect the steps the Company has taken to mitigate these risks.

The total score shown above is the calculated average of the corporate and project scores which are displayed on the right. While there is little that can be done to influence project context scores, they reflect the inherent risk of the environment in which we operate. In contrast, project action scores reflect the steps we have taken to mitigate these risks.

2026 Management Information Circular	B-2

3

Overarching Results

Positive Outcomes	Potential Risks and Opportunities

  The Company's strategy is regularly updated and aligned with the Definitive Feasibility Study for the Waterberg Project. The Waterberg DFS Update incorporates enhanced water resource management activities through the integration of dry stack tailings, and a skills development and training programme.

  The training programme, intended to bridge the gap between community skills and those required for mechanised mining, has commenced.

  The Social and Labour Plan focuses on procuring local products and services to meet sectoral numerical targets under the South African Employment Equity Act. The Company has started tracking labour diversity.

  The downturn in the commodity market has shifted the focus towards business development, care and maintenance, and capital preservation, which has consequently delayed project momentum.

  A formal risk management framework to identify and manage risks and opportunities is yet to be established, which may hinder the Company's ability to proactively address strategic and operational risks.

  ESG continues to be a key area of interest for stakeholders and investors. However, the Company has yet to commit to any industry standards besides Human Rights.

Environmental Matters

The Company has commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our mining and prospecting rights areas. Annual environmental reports are filed with regulators. To date, there have been no significant environmental incidents at the Company's Waterberg operation since exploration began on the property in 2011. As a requirement to the grant of the Waterberg Mining Right an Environmental Impact Assessment ("EIA") and an Environmental Management Plan ("EMP") were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years. Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

In September 2024, the Company completed and published the results of the Waterberg DFS Update. The updated study models the use of dry stacking solutions for tailings to reduce water use. With the inclusion of dry stack tailing, the steady state make up water requirement has been reduced by approximately 36% and is below the net make up water requirements reported by other PGM and diamond mines located in the Limpopo Province. The implementation of dry stack tailings methodology at Waterberg will reduce the overall long-term demand on groundwater resources.

Since its initiation in 2023, environmental monitoring at the Waterberg Project has advanced in the areas of climatic data, surface water chemistry, groundwater and air quality. As the Waterberg Project progresses, environmental monitoring will be expanded to include monitoring of noise pollution and biodiversity studies. In alignment with these efforts, environmental management and mitigation measures will be implemented to address identified impacts.

The mineral resources targeted at the Waterberg Project are mineable PGMs. These metals are important elements in terms of reducing harmful emissions from internal combustion engines. In particular, platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the project's potential contribution to a cleaner, more sustainable future. In addition, gold, copper and nickel resources are also targeted for mining at the Waterberg Project, with copper and nickel being essential metals for battery electric vehicles and other electrical equipment.

2026 Management Information Circular	B-3

4

Social Matters

To date, work at the Waterberg Project has been related to exploration, early development and engineering activities. Overall safety performance has been very good and strict safety protocols are followed.

The Company maintains an open communication policy with communities near the Waterberg Project. The Company responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim. Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators. Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations. The Company has developed a more formalized grievance mechanism, which has now been translated into the local Sepedi language and will be made accessible to all community members in the near future.

In 2025, the Company continued working with local communities to create community trusts. To ensure communities are well represented, the Company is covering the costs of legal representation for the communities. The Limpopo Provincial Government and the Regional South African Department of Mineral and Petroleum Resources ("DMR") Office in Limpopo have facilitated workshops with community leadership and other stakeholders to support and build their understanding of the mining legal framework and their rights and obligations in respect thereto.

The Company has further supported a local skills audit and the development of profiles of the local communities. These reports will help the Company better understand and respond to the needs of the local community members. The Company has appointed two additional consultants to work with the local communities at the Waterberg Project. These consultants are assisting with community engagement and the implementation of the Waterberg Social and Labour Plan (the "Waterberg SLP"). This year the Company has also continued to grant tertiary bursaries to local youth and has also provided portable skills training to local community members. Planning for local school and clinic upgrades is underway.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, the Company believes local community residents support the development of the Waterberg Project and understand the expected economic benefits.

Governance Matters

In keeping with its dedication to maintaining the highest standards of governance, the Company has implemented the EHST Committee, the Governance and Nomination Committee and a number of policies to help create secure work environments that prioritize equality, integrity and respect for all.

Environmental, Health, Safety and Technical Advisory (EHST) Committee

As part of its mandate to assist the Board in its oversight of capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development. The EHST Committee is also responsible for providing oversight of the EHSSR Policies, the Human Rights Policy, and for monitoring the Company's practices in these areas, including the monitoring of (a) risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (b) the Company's sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; (c) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (d) the Company's external reporting in relation to health, safety, environmental and community conduct. The EHST Committee is comprised of directors Stuart Harshaw (Chair), Diana Walters and Timothy Marlow. The EHST Committee meets on a regular basis and reports to the Board after each meeting.

2026 Management Information Circular	B-4

5

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters. The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Conduct and the Commitment to Anti-Bribery Conduct. The Governance and Nomination Committee reviews the Company's policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval. The Governance and Nomination Committee is currently comprised of directors Timothy Marlow (Chair), Diana Walters and Mpho Makwana. The Governance and Nomination Committee meets a minimum of one time per year and reports to the Board after each meeting.

Environmental, Health, Safety, and Social Responsibility Policies

The EHSSR Policies supplement the requirements, guidelines, and standards of conduct specified in Platinum Group's other policies and affirm the Company's commitment to health and safety, social license and sustainable development, environmental stewardship, and human rights. The EHSSR Policies are intended to be a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Platinum Group. The EHSSR Policies outline the Company's ESG expectations for all employees, directors, contractors, and consultants performing services for or on behalf of the Company.

Human Rights Policy

Along with integrating human rights into its risk assessment and due diligence processes, the Company is dedicated to fostering a culture of respect for human rights in the workplace. It also actively seeks out positive interactions and collaborations with stakeholders who are impacted by its operations. The EHST Committee assists the Board in the oversight of the Human Rights Policy including reviewing the effectiveness and compliance of this policy on a regular basis, monitoring the Company's performance, challenges and commitments in the prevention or mitigation of any human rights issues, and reviewing the proposed public disclosure of any Company human rights matters.

Code of Conduct and Business Ethics

The Company has adopted a Code of Conduct which applies to all of the Company's directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct. The Company has not amended the Code of Conduct or granted any waiver, including any implicit waiver, from a provision of the Code of Conduct during the Company's most recently completed fiscal year ending August 31, 2025.

Commitment to Anti-Bribery Conduct

The Company is committed to acting in line with applicable anti-bribery law and the Company's values and principles.  Platinum Group's business activities are based on quality, and service, and the Company does not provide bribes or other improper incentives. The Anti-Bribery Conduct Policy was adopted to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law, including the Canadian Corruption of Foreign Public Officials Act, S.C. 1998, c.34, the U.S. Foreign Corrupt Practices Act, 1977, and the South African Prevention and Combating of Corrupt Activities Act, No. 12 of 2004. All known or suspected violations of the Anti-Bribery Conduct Policy should be reported either directly to the Ethics Officer, Governance and Nomination Committee Chair or as otherwise permitted under the Company's internal reporting procedures. As set out in the Code of Conduct Policy, the Company will not allow any harassment, retaliation or any type of discrimination against a director, officer, employee or contractor who acts in good faith in reporting any violation.

2026 Management Information Circular	B-5

6

Whistleblower Policy

The Audit Committee has established the Whistleblower Policy which outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company, regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matter relating to fraud against shareholders, without fear of retaliation of any kind. If a Covered Person has any concerns about any of the Accounting Concerns which they consider to be questionable, incorrect, misleading or fraudulent, the Covered Person is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The Covered Person may report their concern in writing, by telephone or e-mail and forward it to the Chairman of the Audit Committee or to outside counsels of the Company. All submissions will be treated on a confidential and anonymous basis, except when the Accounting Concerns refer to violation of any applicable law, rule or regulation that relates to the corporate reporting and disclosure, and to violation of the Code of Conduct, when the person making the submission must be identified for purposes of performing the investigation. Further, the Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern. Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions. No whistleblower complaints have been submitted since the inception of the Whistleblower Policy.

Copies of the Company's Charters and relevant policies may be found on the Company's website at www.platinugroupmetals.net.

Waterberg Social and Labour Plans

The Waterberg SLP was developed pursuant to DMR guidelines for social and labour plans and submitted in accordance with section 46 of the Mineral and Petroleum Resources Development Act, No. 28 of 2002, of South Africa ("MPRDA") together with the Waterberg Mining Right, which was granted on January 28, 2021 and registered on July 6, 2021. The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry, 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. The Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, housing development, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

To support the Waterberg SLP for affected communities near the Waterberg Project, the Company has budgeted expenditures amounting to R428.9 million (approx. $24.3 million at August 31, 2025) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site. Waterberg JV Resources Proprietary Limited ("Waterberg JV Co."), a subsidiary of PTM RSA and the holder of the Waterberg Project, is in the process of closing the current five-year Waterberg SLP (2021 - 2025). However, certain LED and human resources development programs thereunder will have to continue in parallel with the new second Waterberg SLP (2026 - 2030) until Waterberg JV Co. has complied with the full plan. Certain infrastructural LED programs will only be implemented once a construction decision has been made (e.g. the full bulk water reticulation and road upgrade programs). The New Waterberg SLP commencing in 2026 has also been developed pursuant to DMR guidelines for social and labour plans and written with community input and has been submitted to the DMR for review and approval.

2026 Management Information Circular	B-6

7

Components making up the current Waterberg SLP budget provisions are:

  Human Resource Development

The Company is aware of the importance of human resources to accomplish its business objectives. Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and also contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R13.3 million ($0.8 million at August 31, 2025) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements. The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programs. Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women. Learnership, internship, bursary and youth training programs are planned and will continue under the second Waterberg SLP. Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income. An amount of R405.6 million ($23.0 million at August 31, 2025) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programs are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R10.0 million ($0.6 million at August 31, 2025) has been established for training and skills development. The Company conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct the Company's efforts towards the matters of importance to them. This work will guide the Company's long-term training programs intended to increase skilled employment opportunities for local community members. Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act No. 75 of 1997, and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

2026 Management Information Circular	B-7

PLATINUM GROUP METALS LTD.

SCHEDULE "C" - 2026 AMENDED AND RESTATED SHARE COMPENSATION PLAN

2026 Management Information Circular	C-1

PLATINUM GROUP METALS LTD.

2026 AMENDED AND RESTATED SHARE COMPENSATION PLAN

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions:

For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 4.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Associate" has the meaning attributed to that term in the Securities Act (British Columbia);

(e) "Award Date" means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(f) "Blackout Period" means the period during which designated directors, officers and employees of the Company cannot trade the Common Shares pursuant to the Company's policy respecting restrictions on directors', officers' and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an insider, that insider is subject);

(g) "Board" means the board of directors of the Company from time to time;

(h) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(i) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company),

(ii) the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Company's undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(j) "Clawback Policy" means the clawback policy of the Company as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(k) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(l) "Common Shares" means the common shares of the Company;

(m) "Company" means Platinum Group Metals Ltd., a company existing under the Business Corporations Act (British Columbia) and the successors thereof;

(n) "Consultant" means a consultant that (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities, or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the 1933 Act registered by the Company on Form S-8;

(o) "Effective Date" means February 23, 2017;

(p) "Eligible Person" means:

(i) any officer, director (including non-executive or non-employee directors) or employee of the Company and/or any officer, director (including non-executive or non-employee directors) or employee of any Subsidiary of the Company; and

(ii) a Consultant;

(q) "Event of Termination" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(r) "Fair Market Value" of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(s) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(t) "insider" has the meaning attributed to that term in the TSX Company Manual;

(u) "NYSE American" means the NYSE American LLC;

(v) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(w) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(x) "Option Agreement" has the meaning ascribed to that term in section 3.2;

(y) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(z) "Plan" means this share compensation plan, as amended, replaced or restated from time to time;

(aa) "Reserved for Issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(bb) "Restricted Share Unit" means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(cc) "Restricted Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(dd) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Company and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(ee) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(ff) "TSX" means the Toronto Stock Exchange;

(gg) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan; and

(hh) "Withholding Obligations" has the meaning ascribed to that term in section 4.6.

1.2 Headings:

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction:

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan:

The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency:

All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose:

The purpose of the Plan is to advance the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries);

(b) The number of Common Shares issuable under the Plan to any one Eligible Person (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c) The number of Common Shares issuable to insiders under the Plan (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d) The number of Common Shares issued to insiders under the Plan within a one-year period (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(e) The maximum value of Options granted under this Plan to any Participant who is a non-employee director shall not exceed an annual grant value of $100,000, and the maximum combined value of all grants to such non-employee director under any other Share Compensation Arrangement or security based compensation arrangements of the Company or its Subsidiaries shall not exceed an annual grant value of $150,000. The foregoing limitations do not apply where the Company is making an initial grant to a new non-employee director upon that person joining the Board, or for grants made in lieu of directors' fees payable in cash on a value-for-value basis. Each such annual grant value is to be calculated by the Company in accordance with generally accepted methods for such calculations in Canada.

2.3 Administration of the Plan:

The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board.  Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(e) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation:

The Plan is hereby established for Eligible Persons.  Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof.

3.2 Agreements:

All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the Company and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time.  All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Company and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of Restricted Share Units:

The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons.  In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

4.2 Restricted Share Unit Agreement:

Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Company's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 Blackout Periods:

Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan.  Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5 Common Shares Issued by the Company on Vesting:

As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan, but subject to subsection 4.3(d), the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account will be duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares.  No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

4.6 Taxes and Source Deductions:

The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares ("Withholding Obligations").  Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares;

(b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Company is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof.  With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 90 days following such date of vesting.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled.  With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement.

(c) Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Company's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 Restricted Share Unit Accounts:

A separate notional account for Restricted Share Units shall be maintained for each Participant (an "Account").  Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Company.  On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

4.9 Record Keeping:

The Company shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Company considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 Grant of Options:

The Administrators may at any time and from time to time grant Options to Eligible Persons.  In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c) the expiration date of each Option; and

(d) subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Fair Market Value of a Common Share on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the greater of (i) Fair Market Value of a Common Share on the Grant Date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

5.2 Option Agreement:

Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

(a) Subject to subsection 5.3(b) below, at the time of the grant of any Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Options.

(b) Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33-1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4 Term of Option/Blackout Periods:

The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted.  Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan.  Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5 Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares.  Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6 Payment and Issuance:

(a) Upon actual receipt by the Company or its agent of the materials required by subsection 5.5 and receipt by the Company of a cheque or other form of acceptable payment for the aggregate exercise price, which may include compliance with any protocol for cashless exercise of Options as is approved by the Administrators from time to time, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Company as the holder of the appropriate number of Common Shares.  No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Company prior to the receipt of payment by the Company for the aggregate exercise price for the Options being exercised.

(b) Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws,

(i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and

(ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7 Taxes and Source Deductions:

The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares.  Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or

(b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.8 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 5.8(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.9 Record Keeping:

The Company shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and exercise price, including adjustments for each Option granted; and

(d) any other information which the Company considers appropriate to record in such register.

6. GENERAL

6.1 Effective Date of Plan:

The Plan shall be effective as of the Effective Date.

6.2 Change of Control:

If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Company or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any  exchange, substitution or amendment of such Options will occur only to the extent and in a manner that is permitted under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only consistent with the requirements of Section 409A of the Code, to the extent applicable.

6.3 Reorganization Adjustments:

(a) In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable and will comply with the requirements in subsection 4.3(d).

(c) The Company shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a).  The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 Amendment or Termination of Plan:

(a) The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(i) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not create adverse tax consequences under Section 409A;

(ii) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(iii) be subject to shareholder approval, where required by the requirements of the TSX and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(A) amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(B) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(C) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(D) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(E) the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(F) the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, make lump sum cash payments to Participants;

(G) the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(H) change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control).

(b) For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(i) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(ii) increase the limits in section 2.2;

(iii) change the limitations on the award of Restricted Share Units or on the grant of Options to non-employee directors;

(iv) permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(v) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(vi) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(vii) amend this section 6.4.

6.5 Clawback Provision:

Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Company's Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy.

6.6 Termination:

The Administrators may terminate this Plan at any time in their absolute discretion.  If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Share Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.7 Transferability:

A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

6.8 Rights as a Shareholder:

Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Company, the Board or the shareholders of the Company to remove any Participant from the Board or of the Company or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10 Market Value of Common Shares:

The Company makes no representation or warranty as to the future market value of any Common Shares.  No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Company or a corporation related thereto.

6.11 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.  Notwithstanding the foregoing, the Company shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX and NYSE American.  If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.  In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act, as determined by the Company in its sole discretion.

6.12 Governing Law:

This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.13 Subject to Approval:

The Plan is adopted subject to the approval of the TSX and any other required regulatory approval.  To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14 Special Terms and Conditions Applicable to U.S. Participants:

Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly.  Restricted Share Units awarded to U.S. Participants are intended to comply with Section 409A of the Code, to the extent it is applicable, and the Plan and Restricted Share Unit Agreements will be construed and administered accordingly.  Although the Company intends Options and Restricted Share Units granted to U.S. Participants either to be exempt from Section 409A or to comply with it, the Company makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units.  Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan.  Neither the Company nor any affiliate, nor any employee or director of the Company or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

ADOPTED the 23rd day of February, 2017

(Amended on February 20, 2020; and Approved on February 28, 2023)

(Amended on _____________ ___, 202_)

- A1 -

EXHIBIT A

THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE.  THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this _____________ day of                                        ,                     (the "Restricted Share Grant Date") Platinum Group Metals Ltd. (the "Company") has granted to                                                                                                 (the "Participant"),                                         Restricted Share Units pursuant to the Company's Share Compensation Plan, as amended, replaced or restated from time to time (the "Plan"), a copy of which has been provided to the Participant.

1. Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Company hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Company of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "Vested Restricted Share Units") in accordance with the vesting schedule or conditions, if any, as determined by the Administrators (the "Vesting Date").

Vesting Terms (if any): ______________________________

(d) As soon as reasonably practicable following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Company and the Participant, the Participant shall be entitled to receive, and the Company shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "Payout Date") in the form of one (1) Common Share issued from treasury for each Vested Restricted Share Unit, subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

- A2 -

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement:

(a) all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date;

(b) any Restricted Share Unit issued, granted, or awarded to the Participant, and any shares issued thereunder, and any amount received by the Participant with respect to any such Restricted Share Unit or shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Company as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Company will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Company, and the Participant will forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Company's application, implementation and enforcement of:

(i) the Clawback Policy or any similar policy established by the Company that may apply to the Participant and

(ii) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Restricted Share Unit Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan.  The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units.  The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Company that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) the undersigned is not in the United States or a U.S. person, nor is the undersigned acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. person.  The Company may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

- A3 -

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

- B1 -

EXHIBIT B

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE.  THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

OPTION AGREEMENT

Notice is hereby given that, effective this                     day of                                        ,                     (the “Effective Date”) Platinum Group Metals Ltd. (the “Company”) has granted to                                                                                                 (the “Participant”), Options to acquire                                         Common Shares (the “Optioned Shares”) up to 4:30 p.m. Pacific Time on the                     day of                                        ,                     (the “Option Expiry Date”) at an exercise price of CDN$                 per Optioned Share pursuant to the Company’s Share Compensation Plan, as amended, replaced or restated from time to time (the “Plan”), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions]; and

(b) [insert hold period when required]. [NTD: Partially populate these sections consistent with the Plan and the anticipated online option exercise system]

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares.  The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Company as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Company's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Company that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The Participant represents and warrants that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) the Participant is not in the United States or a U.S. person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. person.  The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder.  The Company may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

- B2 -

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

- C1 -

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO:  Platinum Group Metal Ltd. (the "Company")

FROM: ___________________________

DATE: ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Company's Share Compensation Plan, as amended, replaced or restated from time to time (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares; or

☐ (b) _______________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i) number of Optioned Shares to be acquired on exercise __________________
 Optioned Shares

(ii) multiplied by the Exercise Price per Optioned Share: $ _________________

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a
cashless exercise): $ _________________

Unless this exercise form is accompanied by a written opinion of U.S. legal counsel or other evidence (each of which must be satisfactory to the Company, in its sole discretion) to the effect that the exercise of the Options and the issuance of the Optioned Shares upon such exercise is registered under or exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"), I hereby represent and warrant to the Company that I am not in the United States or a U.S. person, and I am not acquiring the Optioned Shares for the account or benefit of a U.S. person or a person in the United States.  The terms "United States" and "U.S. person" are as defined in Regulation S under the 1933 Act.

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "Platinum Group Metals Ltd." for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Company that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan.  I will consult with the Company to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options.  I agree to comply with the procedures established by the Company for cashless exercises and all terms and conditions of the Plan.

- C2 -

Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

______________________________________________________________________

______________________________________________________________________

________________________________________________
Signature of Participant

________________________________________________
Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

PLATINUM GROUP METALS LTD.

By:         ___________________________________
Name:
Title:

PLATINUM GROUP METALS LTD.

SCHEDULE "D" - 2026 AMENDED AND RESTATED DSU PLAN

2026 Management Information Circular	D-1

PLATINUM GROUP METALS LTD.

2026 AMENDED AND RESTATED
DEFERRED SHARE UNIT PLAN
FOR ELIGIBLE DIRECTORS

1. DEFINITIONS AND INTERPRETATION

1.1 Purpose: The Plan has been established to provide Eligible Directors with the opportunity to acquire Deferred Share Units in order to allow them to participate in the long-term success of the Company and provide a greater alignment of interests between Eligible Directors and shareholders of the Company.

1.2 Definitions:  For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 2.5 hereof;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Award Date" means the date or dates on which an award of Deferred Share Units is made to a Participant in accordance with section 2.3;

(e) "Blackout Period" means the period during which designated directors, officers and employees of the Company cannot trade the Common Shares pursuant to the Company's policy respecting restrictions on directors', officers' and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider is subject);

(f) "Board" means the board of directors of the Company from time to time;

(g) "Canadian Participant" means a Participant who is resident in Canada for purposes of the Tax Act and/or who is subject to taxation under the Tax Act in respect of any Deferred Share Units granted pursuant to the Plan;

(h) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the authorized share structure of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company),

(ii) the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Company's undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(i) "Clawback Policy" means the clawback policy of the Company as determined by the Board, and as it may be amended, replaced or restated from time to time;

(j) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(k) "Common Shares" means the common shares of the Company;

(l) "Company" means Platinum Group Metals Ltd., a company existing under the Business Corporations Act (British Columbia) and the successors thereof;

(m) "Deferred Share Unit" means a bookkeeping entry on the books of the Company whereby a notional unit equivalent in value to one Common Share is credited to a Participant's Account on a deferred basis in accordance with either section 2.2 or section 2.3 hereof;

(n) "Designated Percentage" means that percentage of a Participant's Fees which the Participant has elected to convert into Deferred Share Units pursuant to section 2.2 hereof;

(o) "Dividend Equivalent" means a bookkeeping entry whereby a Participant's Account is credited, for each vested Deferred Share Unit held in such Account, with the equivalent amount of a cash dividend paid by the Company on a Common Share as provided in section 2.6 hereof;

(p) "Dividend Payment Date" means the date on which cash dividends are paid by the Company on its Common Shares;

(q) "Effective Date" means April 4, 2017

(r) "Eligible Director" means a member of the Board who is not a salaried officer or an employee of the Company or a related corporation or is not otherwise employed by the Company or any of its subsidiaries, and for greater certainty, includes the non-executive Chair of the Board;

(s) "Fair Market Value" of a Common Share on a day means the weighted average trading price of a Common Share on any stock exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(t) "Fee Payment Date" means the date on which Fees would otherwise be payable to a Participant, being March 31, June 30, September 30 and December 31;

(u) "Fees" means the amounts that would otherwise be payable to Participants by the Company for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board, but for greater certainty, excluding any reimbursement of expenses payable to Participants by the Company;

(v) "Fee Period" means each twelve month period commencing on January 1 and ending on December 31;

(w) "Insider" has the meaning attributed to that term in the TSX Company Manual;

(x) "NYSE American" means the NYSE American LLC;

(y) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(z) "Participant" means each Eligible Director who participates in the Plan in accordance with section 2.2 or 2.3 hereof;

(aa) "Plan" means this deferred share unit plan, as amended, replaced or restated from time to time;

(bb) "Redemption Amount" has the meaning attributed to that term in section 2.8(d) or section 2.8(e) hereof, as applicable;

(cc) "Redemption Date" has the meaning attributed to that term in section 2.8(a)(i) or section 2.8(e) hereof, as the case may be;

(dd) "Separation Date" has the meaning attributed to that term in section 2.8(a)(ii) hereof;

(ee) "Separation From Service" has the meaning ascribed to it under Section 409A of the Code;

(ff) "Tax Act" means Income Tax Act (Canada) as amended, replaced or re-enacted from time to time or any successor thereto;

(gg) "TSX" means the Toronto Stock Exchange;

(hh) "Termination of Board Service" in respect of any Participant means the event causing that Participant to cease to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death;

(ii) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to Deferred Share Units granted pursuant to the Plan; and

(jj) "Withholding Obligations" has the meaning attributed to that term in section 2.9.

1.3 Headings:  The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.4 Context, Construction:  Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.5 References to this Plan:  The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.6 Fractions:  All calculations required to be made for the purposes of the Plan shall be made with fractions computed to two decimal places.  Credits and debits of the issuance and redemption of fractional Deferred Share Units shall be made to Participants' Accounts.

1.7 Currency:  All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. DEFERRED SHARE UNIT PLAN

2.1 The Plan and Participation:

(a) The Plan is hereby established for Eligible Directors.  Each Eligible Director shall be entitled to participate in the Plan if and to the extent permitted by applicable laws.  If a Participant becomes a salaried officer or an employee of the Company or a related corporation, such Participant shall thereupon be suspended from participation in the Plan as set out in section 2.4 hereof.

(b) The number of Common Shares reserved and available for grant and issuance pursuant to the Plan and pursuant to all other security-based compensation arrangements of the Company shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Shares subject to a Deferred Share Unit which has been cancelled or terminated in accordance with the terms of the Plan without settlement will again be available under the Plan. The number of Common Shares reserved for issuance from treasury under the Plan may be amended subject to the policies and approval of the TSX, the NYSE American or the stock exchange in Canada where the Common Shares are listed and the approval of the holders of Common Shares by way of ordinary resolution at a meeting of the holders of Common Shares.

(c) The grant of Deferred Share Units under the Plan is subject to a number of restrictions including the following: (i) the aggregate number of Common Shares issuable to Insiders, at any time, under the Plan and all other security-based compensation arrangements of the Company shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; (ii) within any one-year period, the Company shall not issue Insiders under the Plan and all other security-based compensation arrangements of the Company, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and (iii) the aggregate number of Common Shares issuable under the Plan to any one Eligible Director (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company) shall not exceed five percent (5%) of the issued and outstanding Common Shares from time to time, calculated on a non-diluted basis.

(d) In addition, the participation of Eligible Directors in the Plan shall be subject to the following limitation: the maximum combined value of all grants to non-employee director under any other security based compensation arrangements of the Company or its Subsidiaries shall not exceed an annual grant value of $150,000. The foregoing limitations do not apply where the Company is making an initial grant to a new non-employee director upon that person joining the Board, or for grants made in lieu of directors' fees payable in cash on a value-for-value basis. Each such annual grant value is to be calculated by the Company in accordance with generally accepted methods for such calculations in Canada.

2.2 Conversion of Future Fees into Deferred Share Units:

(a) The Company shall provide each Eligible Director with a blank written election form (in the form attached hereto as Schedule "A" or in such other form as the Administrators may approve from time to time) in respect of each applicable Fee Period, so that each Eligible Director may elect to convert Fees relating to future services as an Eligible Director into Deferred Share Units under the Plan. A director, who is not a newly appointed Eligible Director, electing to convert Fees relating to future services as an Eligible Director in respect of a Fee Period into Deferred Share Units under the Plan shall deliver to the Company a completed written election form: (i) with respect to the year in which the Effective Date occurs, within 30 days after the Effective Date, and (ii) for all other years, on or before December 31st prior to the applicable Fee Period (that is, by December 31st of the year prior to the calendar year during which services giving rise to the Fees are performed), provided that any election made with respect to the year in which the Effective Date occurs will only apply to fees earned for future services as an Eligible Director performed after such election form is so delivered.  The Company shall provide each newly appointed Eligible Director with a blank written election form, so that each such Eligible Director who wishes to convert Fees relating to future services as an Eligible Director into Deferred Share Units commencing with the then current Fee Period may do so. A newly appointed director electing to convert Fees into Deferred Share Units under the Plan shall deliver to the Company a completed written election form no later than 30 days following the date of his or her appointment to the Board, provided that such election will only apply to fees earned for future services as an Eligible Director performed after such election form is so delivered.

(b) In each case, the written election, when made, shall be irrevocable in respect of the relevant Fee Period and shall only apply to the Participant's Fees earned after the election is received by the Company and provided such election is received by the Company on or prior to the required deadline for the Fee Period in respect of which such election is made.

(c) In the written election, the Participant must designate the percentage of his or her Fees for the applicable Fee Period to be converted into Deferred Share Units and credited to the Participant in the form of Deferred Share Units, which shall be a minimum of 20% up to a maximum of 100%, in 10% increments, of such Participant's Fees (before deductions and withholdings).

(d) Delivery of such written election shall constitute acceptance by the Eligible Director of all terms and conditions of the Plan.

(e) If no election is received by the Company from an Eligible Director in accordance with section 2.2 hereof in respect of a Fee Period, all of the Eligible Director's Fees for that Fee Period will be paid in cash, net of the applicable deductions and withholdings, to the Eligible Director.

(f) Subject to the Company having received a valid written election from a Participant for the applicable Fee Period as set out in section 2.2 hereof, on each applicable Fee Payment Date for that Fee Period in respect of the Participant, a number of Deferred Share Units (including fractional Deferred Share Units calculated to two decimal places) determined by dividing (i) an amount equal to the Designated Percentage of the Fees that the Participant has elected to convert into Deferred Share Units on that Fee Payment Date, by (ii) the Fair Market Value of a Common Share on that Fee Payment Date, shall be credited to the Participant's Account.

(g) No vesting criteria shall apply to Deferred Share Units credited to a Participant's Account pursuant to this section 2.2 and all Deferred Share Units credited to a Participant's Account pursuant to this section 2.2 shall be treated as vested Deferred Share Units for the purposes of the Plan.

2.3 Award of Deferred Share Units:

(a) Subject to the terms and conditions of this Plan, the Administrators may, in their sole discretion from time to time, award Deferred Share Units to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. The Administrators shall determine to whom Deferred Share Units will be awarded pursuant to this section 2.3, the number of Deferred Share Units to be awarded and credited to each Participant's Account, the Award Date and, subject to section 2.3(c) hereof, the applicable vesting criteria, if any. Deferred Share Units awarded to a Participant pursuant to this section 2.3 shall be credited to the Participant's Account effective as of the Award Date.

(b) All Deferred Share Units awarded pursuant to this section 2.3 shall be evidenced by an agreement between the Company and the Participant substantially in the form of Schedule "B" or in such other form as the Administrators may approve from time to time. Upon the award of Deferred Share Units pursuant to this section 2.3, a confirmation, substantially in the form of Schedule "C" or in such other form as the Administrators may approve from time to time (a "Deferred Share Unit Confirmation") specifying the vesting criteria, if any, shall be delivered by the Administrators to the Participant.

(c) Unless otherwise determined by the Administrators in writing in their sole discretion, Deferred Share Units awarded pursuant to this section 2.3 shall vest, as to 33 1/3 % thereof, on the first day after each of the first three anniversaries of the Award Date of such Deferred Share Units. For greater certainty, the vesting of Deferred Share Units may be determined by the Administrators to include criteria such as performance vesting, in such manner as determined by the Administrators in writing in their sole discretion.

(d) Deferred Share Units awarded to a Participant pursuant to this section 2.3 that have not vested prior to the Participant's date of Termination of Board Service or Separation Date, as applicable, shall be forfeited and cancelled as of the date of Termination of Board Service or Separation Date, as applicable, without payment, provided however, that notwithstanding the foregoing and section 2.3(c), if a Participant's Termination of Board Service or Separation Date, as applicable, occurs as a result of the Participant's death, all unvested Deferred Share Units credited to a Participant's Account shall vest effective on the date of the Participant's death.

2.4 Suspension from Participation.  If a Participant becomes a salaried officer or an employee of the Company or a related corporation, such Participant shall be suspended from any further participation in the Plan and such Participant will not be eligible to be credited with any additional Deferred Share Units while a salaried officer or an employee of the Company or a related corporation (provided that additional Deferred Share Units will be credited to the Account of such Participant on each Dividend Payment Date as set out in section 2.6 hereof).

2.5 Accounts.  A separate notional account shall be maintained for each Participant (an "Account").  Each Account will be credited with Deferred Share Units issued to the Participant from time to time pursuant to sections 2.2, 2.3 and 2.6 hereof by way of a bookkeeping entry in the books of the Company.  Deferred Share Units credited to the Participant's Account will be cancelled following redemption as of the applicable Redemption Date, and upon the forfeiture of Deferred Share Units which do not vest pursuant to section 2.3(d) or are cancelled pursuant to section 2.8.  Following redemption or forfeiture of all Deferred Share Units credited to the Participant's Account, such Participant's Account will be closed.

2.6 Dividends: On each relevant Dividend Payment Date until Termination of Board Service, each Participant's Account will be credited with Dividend Equivalents in the form of additional Deferred Share Units (including fractional Deferred Share Units) equal to the number determined by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of vested Deferred Share Units in the Participant's Account on the record date for the payment of such dividend, by (ii) the Fair Market Value of a Common Share on that Dividend Payment Date.

2.7 Reorganization Adjustments:

(a) In the event of any declaration of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company or other distribution (other than normal course cash dividends) of Company assets to holders of Common Shares or any other corporate transaction or event involving the Company or affecting the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Deferred Share Units recorded in each Participant's Account, provided that the value of any Deferred Share Units recorded in a Participant's Account immediately after such an adjustment, as determined by the Administrator, shall not exceed the value of the Deferred Share Units recorded in a Participant's Account prior thereto, as determined by the Administrator.

(b) Notwithstanding the foregoing, with respect to Deferred Share Units of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable.

(c) Subject to TSX, the NYSE American and any other required regulatory approval, the Company shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) Subject to TSX, the NYSE American and any other required regulatory approval, the Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 2.7(a).  The Administrators, in making any determination with respect to changes or adjustments pursuant to section 2.7(a), shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

2.8 Redemption of Deferred Share Units:

(a) Participants who are not U.S. Participants.

(i) Subject to the limitations contained in sections 2.3(d) and 2.8(c), and any decision otherwise made by the Administrators in their sole discretion, the Company will redeem all of the vested Deferred Share Units recorded in the Account of a Participant who is not a U.S. Participant (or, in the case of death of such a Participant, such Participant's legal representative), following that Participant's Termination of Board Service (provided the Participant is not at that time a salaried officer or an employee of the Company or a related corporation and subject to compliance with all applicable securities laws and regulations) on one or more dates specified by the Administrators in their sole discretion occurring on or after the date of such Termination of Board Service, which date(s) shall not, in any event, fall within a Blackout Period and shall not be prior to that Participant's Termination of Board Service or later than December 31 of the first calendar year commencing after the time of such Termination of Board Service (each such date a "Redemption Date"). As an example, if Termination of Board Service occurred in May 2026, the Company would redeem all of the vested Deferred Share Units recorded in such Participant's Account on or prior to December 31, 2027.

(ii) Notwithstanding the foregoing section 2.8(a)(i), if a Participant who is not a U.S. Participant becomes a salaried officer or an employee of the Company or a related corporation, such Participant shall not be eligible to have any of such Participant's Deferred Share Units redeemed prior to the date (the "Separation Date") which is the later of: (A) the date of the Participant's cessation of employment with the Company or its related corporation, if applicable, and (B) the date of the Participant's Termination of Board Service; and, in no circumstances will a Redemption Date in respect of such Participant's Deferred Share Units be within a Blackout Period or later than December 31 of the first calendar year commencing after the time of such Separation Date (it being understood that the Participant will otherwise be entitled to payment in satisfaction of the Deferred Share Units recorded in the Participant's Account as at the applicable Redemption Date in the same manner as set out in this section 2.8).

(b) Participants who are U.S. Participants.  Subject to the limitations in section 2.8(c), vested Deferred Share Units of U.S. Participants (including Canadian Participants who also are U.S. Participants) will be redeemed by the Company and paid out in the calendar year following the year in which such a Participant's Separation From Service occurs on the Redemption Date(s) selected by the Company as provided in section 2.8(e) provided that in the unlikely event that a U.S. Participant is a Specified Employee (as such term is defined under Section 409A of the Code) at the time of Separation From Service, no payment will be made prior to the date that is 6 months and one day following such Separation From Service, except as otherwise provided below with respect to the death of such U.S. Participant.  For greater certainty, U.S. Participants may not elect Redemption Dates as contemplated by section 2.8(a).  If a U.S. Participant dies prior to experiencing a Separation From Service, or after experiencing a Separation From Service but before the Deferred Share Units otherwise would be paid out pursuant to the terms of the Plan, the Deferred Share Units shall be redeemed as soon as administratively feasible following such death, but in all cases by December 31st of the year in which the death occurs, or, if later, by the date that is 2 ½ months following the date of death.

(c) Limitations applicable to Canadian Participants.  With respect to Canadian Participants (including U.S. Participants who also are Canadian Participants), notwithstanding any other provisions of the Plan:

(i) The Company will not redeem any Deferred Share Units (including Deferred Share Units representing Dividend Equivalents credited to such Participant's Account in respect of Deferred Share Units) regardless of their vested status, and no payment in respect of such Deferred Share Units will be made, on or before such Participant's Termination of Board Service (or before such Participant's Separation Date if section 2.8(a)(ii) applies);

(ii) no payment in respect of Deferred Share Units may be made to a Canadian Participant after December 31 of the calendar year following the year in which such Participant's Termination of Board Service (or  Separation Date to the extent section 2.8(a)(ii) applies) occurs;

(iii) if this Plan otherwise would require any payment to be made to a Canadian Participant who also is a U.S. Participant prior to such Participant's Termination of Board Service or Separation Date, as applicable (for example, when a Separation from Service has occurred, but a Termination of Board Service has not occurred), such Participant automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to such Participant in respect of such Deferred Share Units; and

(iv) if a Canadian Participant who also is a U.S Participant experiences a Termination of Board Service (or a Separation Date if section 2.8(a)(ii) applies), prior to the time such Participant experiences a Separation From Service, and the Plan (or such Participant's election under the Plan) otherwise would require any payment to be made to such Canadian Participant who is also a U.S. Participant prior such Participant's Separation From Service or prior to the payment year specified under section 2.8(b) applicable to U.S. Participants (i.e. the calendar year following the year in which a Separation From Service occurs), such Participant automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to such Participant.

(d) Upon any redemption of Deferred Share Units pursuant to section 2.8(a), the Participant (or the Participant's legal representative, as the case may be) shall be entitled on the applicable Redemption Date to receive:

(i) Common Shares issued from treasury equal in number to one (1) Common Share for each Deferred Share Unit which is to be redeemed on the Redemption Date;

(ii) payment in cash of an amount equal to the number of Deferred Share Units to be redeemed on such Redemption Date multiplied by the Fair Market Value of a Common Share on such Redemption Date (the "Redemption Amount"); or

(iii) any combination of the foregoing,

in each case less any applicable deductions and withholdings.

(e) Upon redemption of Deferred Share Units pursuant to section 2.8(b), the Company will select a date (each such date a "Redemption Date") and the Participant (or the Participant's legal representative, as the case may be) shall be entitled on the applicable Redemption Date to receive:

(i) Common Shares issued from treasury equal in number to one (1) Common Share for each Deferred Share Unit which is to be redeemed on the Redemption Date;

(ii) payment in cash of an amount equal to the number of Deferred Share Units to be redeemed on such Redemption Date multiplied by the Fair Market Value of a Common Share on such Redemption Date (the "Redemption Amount"); or

(iii) any combination of the foregoing,

in each case less any applicable deductions and withholdings.

(f) The method and form of payment to the Participant (or the Participant's legal representative, as the case may be) upon redemption of Deferred Share Units pursuant to section 2.8(d) or 2.8(e), whether by payment in cash or issuance of Common Shares or any combination of the foregoing in satisfaction of the applicable Redemption Amount, will be determined by the Company, in its absolute discretion, and will be made by the Company no later than the Redemption Date, provided that with respect to U.S. Participants, actual payment will occur within the payment period specified in section 2.8(b) and with respect to Canadian Participants, actual payment will occur by the date specified in section 2.8(c)(ii). Common Shares, if any, issued to a Participant upon the redemption of such Participant's Deferred Share Units in the Participant's Account will be duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Deferred Share Units unless and until that person or entity becomes the holder of record of those Common Shares.

(g) Upon the Company making payment to a Participant (or the Participant's  legal representative, as the case may be) pursuant to sections 2.8(a) or 2.8(b), the Deferred Share Units upon which such payment was based shall be cancelled and no further payments shall be made from the Plan in relation to such Deferred Share Units and, upon the Company making payment in respect of the last applicable Redemption Date, the Participant's (or the Participant's legal representative's, as the case may be) participation in the Plan will be terminated.

2.9 Taxes and Source Deductions: The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Deferred Share Units, any payment relating thereto or any issuance of Common Shares ("Withholding Obligations"). Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Deferred Share Units, any payment relating thereto or the issue of any Common Shares;

(b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c) settle a portion of vested Deferred Share Units of a Participant in cash equal to the amount the Company is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Deferred Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

2.10 Change of Control: Notwithstanding any other provision of this Plan, all unvested Deferred Share Units shall vest immediately prior to a Change of Control.

2.11 Consequences of Termination of the Plan:  The Plan may be terminated pursuant to and in accordance with section 3.4 hereof. If the Administrators terminate the Plan, no additional Deferred Share Units will be credited to the Accounts of Participants following such termination.

2.12 Record Keeping:  The Company shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) for each Participant, the Designated Percentage elected by the Participant in respect of each relevant Fee Period;

(c) in respect of each relevant Fee Payment Date, for each Participant, the total amount of the Fees for the Participant, the amount of the Fees that the Participant has elected to convert into Deferred Share Units, the Fair Market Value of a Common Share and the number of Deferred Share Units credited to the Participant's Account;

(d) in respect of each Award Date, for each Participant, the number of Deferred Share Units credited to the Participant's Account;

(e) in respect of each Dividend Payment Date, for each Participant, the amount of the Dividend Equivalent per vested Deferred Share Unit recorded in the Participant's Account on the record date for the payment of dividends by the Company on its Common Shares and the number of Deferred Share Units credited to the Participant's Account on such Dividend Payment Date;

(f) in respect of each Redemption Date, for each Participant, the number of Deferred Share Units in the Participant's Account which are redeemed, the Fair Market Value of a Common Share and the amount of the lump sum cash payment paid or number of Common Shares issued in satisfaction of the applicable Redemption Amount to the Participant (or, if the Participant has died, to his or her legal representative);

(g) the ongoing balance of vested and unvested Deferred Share Units recorded in each Participant's Account;

(h) any and all adjustments made to Deferred Share Units recorded in each Participant's Account; and

(i) any other information which the Company considers appropriate to record in such records.

3. GENERAL

3.1 Effective Date of Plan:  The Plan shall be effective as of the Effective Date.

3.2 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. The Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan, including waiving any vesting condition applicable to the Deferred Share Units awarded pursuant to section 2.3;

(b) determine the eligibility of persons to participate in the Plan, when Deferred Share Units to Eligible Directors shall be awarded, the number of Deferred Share Units to be awarded and the vesting criteria for each award of Deferred Share Units;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) make exceptions to the Plan in circumstances which they determine to be exceptional, provided that any such exceptions are made in compliance with paragraph 6801(d) of the Regulations to the Tax Act or any successor to such provision and, to the extent applicable to U.S. Participants, in compliance with Section 409A of the Code; and

(e) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.3 Amendment of Plan:

(a) The Board may amend this Plan or any Deferred Share Unit at any time without the consent of Participants provided that such amendment shall:

(i) not adversely alter or impair any Deferred Share Unit previously awarded except as permitted by the provisions of section 2.7 hereof, and, with respect to Deferred Share Units of U.S. Participants, such amendment will not create adverse tax consequences under Section 409A of the Code; and

(ii) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American;

(b) Shareholder approval shall be required in circumstances where an amendment to the Plan would:

(i) change from a fixed maximum number of issued and outstanding Common Shares to a fixed maximum percentage of Common Shares, and vice versa;

(ii) increase the limits in section 2.1;

(iii) permit the award of Deferred Share Units to salaried officers or employee directors of the Company;

(iv) permit Deferred Share Units to be transferable or assignable other than for normal estate settlement purposes; or

(v) amend this section 3.3;

(c) Subject to section 3.3(b) and receipt of any regulatory approvals, including where required, the approval of the TSX or the NYSE American, the Board may amend this Plan or any Deferred Share Unit without shareholder approval, and for greater certainty such amendments may, without limitation, include the following:

(i) amendments of a "housekeeping nature", including any amendment to the Plan or a Deferred Share Unit that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Deferred Share Unit to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for Deferred Share Units or to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any Deferred Share Unit (including any alteration, extension or acceleration thereof);

(iv) the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the redemption of the Deferred Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants; and

(v) change the application of 2.7 hereof (Reorganization Adjustments) and section 2.10 (Change of Control).

3.4 Termination of Plan: The Administrators may from time to time in the absolute discretion of the Administrators terminate the Plan. If the Plan is so terminated, no further Deferred Share Units shall be awarded but the Deferred Share Units then outstanding and credited to Participants' Accounts shall continue in full force and effect in accordance with the provisions of this Plan. Any such termination shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Regulations to the Tax Act or any successor to such provision and of Section 409A of the Code to the extent applicable.

3.5 Clawback Provision: Notwithstanding any other provision of this Plan, any Deferred Share Unit issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Deferred Share Unit or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Company's Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy.

3.6 Transferability:  A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Deferred Share Units or any rights the Participant has under the Plan, other than pursuant to a will or by the laws of descent and distribution as permitted under the Plan.

3.7 Rights as a Shareholder:  Under no circumstances shall the Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares.

3.8 Funding of the Plan:  Unless otherwise determined by the Administrators, the Plan shall remain an unfunded obligation of the Company.  Neither the Company nor the Administrators are or may be deemed to be a trustee of any amounts to be paid under the Plan.

3.9 No Effect on Board Membership, Rights or Benefits:

(a) The terms of Board membership shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a member of the Board nor interfere or be deemed to interfere in any way with any right of the Company, the Board or the shareholders of the Company to remove any Participant from the Board at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

3.10 Market Value of Common Shares:  The Company makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the shares of the Company or a corporation related thereto.

3.11 Notice:  Notice given by a Participant to the Administrators under the Plan shall be given in writing and shall be effective only upon its receipt by a designated officer of the Company.

3.12 Compliance with Applicable Law:  If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.  Notwithstanding the foregoing, the Company shall have no obligation to register any securities provided for in this Plan under the 1933 Act or any other securities laws.  Unless any securities provided for in this Plan have been registered under the 1933 Act and any other applicable securities laws, all rights under this Plan with respect to such securities shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any other applicable securities laws, as determined by the Company in its sole discretion. The award of Deferred Share Units and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX and NYSE American.  If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Deferred Share Unit, or the redemption of a Deferred Share Unit, that Deferred Share Unit may not be redeemed in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.

3.13 Subject to Approval: The Plan is adopted subject to the approval of the TSX, the NYSE American and any other required regulatory approval.  To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

3.14 Governing Law:  This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ORIGINALLY ADOPTED the 23rd day of February, 2017

Effective Date: April 4, 2017

AMENDED AND RESTATED ADOPTED the 9th day of January, 2025

SECOND AMENDED AND RESTATED ADOPTED the ____ day of _________, 202_

SCHEDULE "A"

THE DEFERRED SHARE UNITS AND ANY COMMON SHARES ISSUABLE UPON REDEMPTION OF THE DEFERRED SHARE UNITS HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS ARE AVAILABLE.  THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

ELECTION TO CONVERT FEES

TO: PLATINUM GROUP METALS LTD.

FROM: _______________________

DATE: _______________________

RE: Election to Convert Fees into Deferred Share Units

Reference is made to the Deferred Share Unit Plan for Eligible Directors, as amended, replaced or restated from time to time (the "Plan") of Platinum Group Metals Ltd.  Terms capitalized in this Election to Convert Fees have the meanings specified in the Plan.

The undersigned hereby elects to convert Fees relating to future services as an Eligible Director for the Fee Period ending December 31, 20__  into Deferred Share Units and designates the percentage of his or her Fees for such Fee Period payable in the form of Deferred Share Units as _________% (a minimum of 20% up to a maximum of 100%, in 10% increments), before deductions and withholdings.  The undersigned acknowledges that this election only applies to that portion of the undersigned's Fees for the Fee Period ending December 31, 20__ and only for future services after this Election to Convert Fees is received by Platinum Group Metals Ltd.  For  Eligible Directors who are not newly appointed Eligible Directors this election must be made and received by the Company (i) with respect to the year in which the Effective Date occurs, within 30 days after the Effective Date, and (ii) for all other years, on or before December 31st prior to the applicable Fee Period (that is, by December 31st of the year prior to the calendar year during which services giving rise to the Fees are performed), provided that any election made with respect to the year in which the Effective Date occurs will only apply for future services as an Eligible Director performed after the election form is so delivered.  A newly appointed director electing to convert Fees into Deferred Share Units under the Plan must deliver to the Company the completed written election form no later than 30 days following the date of his or her appointment to the Board, and such election only will apply to Fees for future services as an Eligible Director that are performed after the election form is so delivered.

The undersigned confirms that he or she has read the terms of the Plan and that he or she accepts all of the terms and conditions of the Plan.  In particular, the undersigned acknowledges that, subject to the terms of the Plan:

(a) If the undersigned is not a U.S. Participant, the Company will redeem all of the vested Deferred Share Units recorded in the Account of the undersigned on such Redemption Dates as may be specified by the Administrators in their sole discretion, but no such Redemption Date can occur during a Blackout Period and all such redemptions must occur by December 31 of the first calendar year commencing after Termination of Board Service or Separation Date, as applicable.

(b) If the undersigned becomes a salaried officer or an employee of the Company or a related corporation, he or she shall be suspended from further participation in the Plan.

(c) If the undersigned is a U.S. Participant (including a Participant who also is a Canadian Participant), the Redemption Date for Deferred Share Units will be in the calendar year following such U.S. Participant's Separation From Service on the Redemption Dates selected by the Company.  Notwithstanding the foregoing, if the undersigned is a Specified Employee at the time of Termination of Board Service, the payment will be delayed until the date that is 6 months and one day following the date of the Separation From Service.

(d) If the undersigned is a Canadian Participant who also is a U.S. Participant, and if the terms of the Plan otherwise would require any payment to be made to the undersigned prior to the undersigned's Termination of Board Service or Separation Date, as applicable (for example, when a Separation From Service has occurred, but a Termination of Board Service has not occurred), the undersigned automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to the undersigned in respect of such Deferred Share Units.

(e) If the undersigned is a Canadian Participant who also is a U.S Participant, and if the undersigned experiences a Termination of Board Service (or a Separation Date if section 2.8(a)(ii) of the Plan applies) prior to the time the undersigned experiences a Separation From Service, and if the Plan (or the undersigned's election under the Plan) otherwise would require any payment to be made to the undersigned prior the undersigned's Separation From Service or prior to the payment year specified under section 2.8(b) of the Plan applicable to U.S. Participants (i.e. the calendar year following the year in which a Separation From Service occurs), the undersigned automatically will forfeit all right to such payment without compensation therefor, and no such payment will be made to the undersigned.

(f) The Company makes no representation or warranty as to the future market value of any Common Shares, and no Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the shares of the Company or a corporation related thereto.

The undersigned represents and warrants to the Company that the undersigned (i) is acquiring the Deferred Share Units solely for his or her own account, for investment purposes only, and not resale or distribution; (ii) has such knowledge, skill and experience in financial, investment and business matters as to be capable of evaluating the merits and risks of an investment in the Deferred Share Units, and is able to bear the economic risk of loss of the entire investment; and (iii) has had access to all of the information the undersigned has determined necessary or appropriate in connection with his or her decision to acquire the Deferred Share Units.

Unless the undersigned has advised the Company in writing concurrently with the delivery of this Election to Convert Fees that the undersigned is in the United States or a U.S. person, and has satisfied the Company in its sole discretion that the undersigned's election is permitted by the 1933 Act and any applicable state securities laws, the undersigned represents and warrants to the Company that the undersigned is not in the United States or a U.S. person, nor is he or she acquiring the Deferred Share Units for the benefit of a person in the United States or a U.S. person.  The Company may condition elections and redemptions under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act and any applicable state securities laws as is satisfactory to the Company, acting in its sole discretion.

(Signature)	(Signature)
Witness' Name:	Name:
Date: ______________________________________	Date: ______________________________________

SCHEDULE "B"

THE DEFERRED SHARE UNITS AND ANY COMMON SHARES ISSUABLE UPON REDEMPTION OF THE DEFERRED SHARE UNITS HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

DEFERRED SHARE UNIT AGREEMENT

 This Agreement is entered into this __________ day of ___________________, 20__ between Platinum Group Metals Ltd. (the "Company") and _____________________ (the "Participant") pursuant to the deferred share unit plan for eligible directors, as amended, replaced or restated from time to time (the "Plan") adopted by the Company on •.

 Pursuant to the Plan and in consideration of $1.00 paid and services to be provided to the Company by the Participant, the Company agrees to award Deferred Share Units ("Deferred Share Units") to the Participant. The award of the Deferred Share Units is confirmed by the Deferred Share Unit Confirmation attached to this Agreement.

 The award of the Deferred Share Units is subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Agreement.

 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

 By executing this Agreement, the Participant confirms and acknowledges that he or she has not been induced to enter into this Agreement or acquire any Deferred Share Units by expectation of employment or continued employment with the Company and that he or she has read the terms of the Plan and accepts all of the terms and conditions of the Plan.

The Participant represents and warrants that (check one):

[  ] the Participant is not in the United States or a U.S. person, nor is the Participant acquiring the Deferred Share Units for the benefit of a person in the United States or a U.S. person; or

[  ] an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Company to such effect.

The Company may condition awards and redemptions under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act and any applicable state securities laws as is satisfactory to the Company, acting in its sole discretion.

PLATINUM GROUP METALS LTD.

Per: ________________________________
IN WITNESS WHEREOF	)
)
____________________________________	)	____________________________________
Witness	)	Participant

SCHEDULE "C"

DEFERRED SHARE UNIT CONFIRMATION

TO: ______________________________ ("Participant")

 Pursuant to the deferred share unit plan for eligible directors, as amended, replaced or restated from time to time (the "Plan") adopted by Platinum Group Metals Ltd. (the "Company") on •, and an agreement between the Company and the Participant dated __________________, 20___, the Company confirms the award to the Participant of ________________ Deferred Share Units. The Award Date for this award of Deferred Share Units is _______________, 20___.

 Subject to sections 2.3(d) and 2.10 of the Plan, unless otherwise determined by the Administrators pursuant to sections 2.3(a) and (c) of the Plan, the Deferred Share Units shall vest as follows:

(a) as to 33 1/3 % thereof on the first day after the first anniversary of the Award Date of the Deferred Share Units;

(b) as to 33 1/3 % thereof on the first day after the second anniversary of the Award Date of the Deferred Share Units; and

(c) as to 33 1/3 % thereof on the first day after the third anniversary of the Award Date of the Deferred Share Units.

 The award and vesting of these Deferred Share Units are subject to the terms and conditions of the Plan.

PLATINUM GROUP METALS LTD.

Per: ________________________________